Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222630
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 1 DATED NOVEMBER 15, 2019
TO THE PROSPECTUS DATED SEPTEMBER 5, 2019
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 5, 2019 (the “Prospectus”). This Supplement supersedes and replaces all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

•	the transaction price for each class of our common stock as of December 1, 2019;

•	the calculation of our October 31, 2019 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	the status of this offering;

•	updated information with respect to our real properties;

•	updated selected financial data;

•	updated information regarding distributions;

•	updated information regarding redemptions;

•	updated information regarding fees and expenses payable to our Advisor, our Dealer Manager and their affiliates;

•	updated certain historical NAV information;

•	updated experts information;

•	the addition of certain information incorporated by reference; and

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

•	DECEMBER 1, 2019 TRANSACTION PRICE
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of December 1, 2019 (and redemptions as of November 30, 2019) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.3553
Class S	$7.3553
Class D	$7.3553
Class I	$7.3553
Class E	$7.3553
The transaction price for each of our share classes is equal to such class’s NAV per share as of October 31, 2019. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

•	OCTOBER 31, 2019 NAV PER SHARE
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by the Independent Valuation Firm.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.
The following table sets forth the components of total NAV as of October 31, 2019 and September 30, 2019:

	As of
(in thousands)	October 31, 2019	September 30, 2019
Office properties	$799,150	$865,900
Retail properties	874,600	873,050
Multi-family properties	182,950	182,750
Industrial properties	224,200	214,600
Total real property investments	$2,080,900	$2,136,300
Cash and other assets, net of other liabilities	(191,423)	(178,213)
Debt obligations	(790,100)	(863,314)
Aggregate Fund NAV	$1,099,377	$1,094,773
Total Fund Interests outstanding	149,468	148,907
The following table sets forth the NAV per Fund Interest as of October 31, 2019 and September 30, 2019:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
As of October 31, 2019
Monthly NAV	$1,099,377	$36,169	$147,474	$24,597	$313,149	$502,182	$75,806
Fund Interests outstanding	149,468	4,918	20,050	3,344	42,575	68,275	10,306
NAV Per Fund Interest	$7.3553	$7.3553	$7.3553	$7.3553	$7.3553	$7.3553	$7.3553
As of September 30, 2019
Monthly NAV	$1,094,773	$33,552	$143,495	$24,479	$309,444	$507,986	$75,817
Fund Interests outstanding	148,907	4,564	19,518	3,330	42,089	69,094	10,312
NAV Per Fund Interest	$7.3521	$7.3521	$7.3521	$7.3521	$7.3521	$7.3521	$7.3521
Under GAAP, we record liabilities for ongoing distribution fees (i) that we currently owe the Dealer Manager under the terms of our Dealer Manager agreement and (ii) for an estimate that we may pay to the Dealer Manager in future periods for shares of our common stock. As of October 31, 2019, we estimated approximately $13.2 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.
The valuation for our real properties as of October 31, 2019 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by the Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Multi-family	Industrial	Weighted-Average Basis
Exit capitalization rate	6.35%	6.39%	5.50%	5.99%	6.27%
Discount rate / internal rate of return (“IRR”)	6.97%	6.87%	7.09%	6.93%	6.93%
Annual market rent growth rate	3.01%	2.96%	3.00%	2.90%	2.99%
Average holding period (years)	10.0	10.0	10.0	10.0	10.0

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Multi-family	Industrial	Weighted- Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.93%	2.43%	2.97%	2.87%	2.72%
	0.25% increase	(2.70)%	(2.24)%	(2.71)%	(2.63)%	(2.50)%
Discount rate (weighted-average)	0.25% decrease	2.08%	1.91%	1.95%	1.95%	1.98%
	0.25% increase	(2.03)%	(1.87)%	(1.90)%	(1.90)%	(1.94)%
The valuation of our debt obligations as of October 31, 2019 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the October 31, 2019 valuation was 3.42%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 25 basis points would increase the fair value of our debt obligations by approximately 0.19%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 25 basis points would decrease the fair value of our debt obligations by approximately 0.63%.
Our hedge instruments are valued based on market expectations of future interest rates (the “forward interest rate curve”). All else equal, an upward shift in the forward interest rate curve would increase the value of our current hedge positions, resulting in a positive impact to our NAV, and a downward shift in the forward interest rate curve would decrease the value of our current hedge positions, resulting in a negative impact to our NAV.

•	STATUS OF THIS OFFERING
As of November 1, 2019, we had raised gross proceeds of approximately $215.7 million from the sale of approximately 28.9 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $13.1 million. As of November 1, 2019, approximately $2.78 billion in shares remained available for sale pursuant to this offering, including approximately $486.9 million in shares available for sale through our distribution reinvestment plan.

•	REAL PROPERTIES
As of September 30, 2019, our real estate portfolio consisted of 48 properties totaling approximately 8.6 million square feet located in 19 markets throughout the U.S., which includes two properties classified as held for sale. Our real estate portfolio includes seven properties placed in Delaware Statutory Trusts (“DST Properties”). The interests of the DST Properties are initially owned by a taxable REIT subsidiary of our operating partnership and then sold to third party investors (the “DST Program”). We, through a subsidiary of our operating partnership, hold long-term leasehold interests in the DST Properties pursuant to master leases that are guaranteed by the operating partnership, while third-party investors will ultimately hold some or all of the interests in the real estate through the Delaware Statutory Trusts.
As used herein, the term “commercial” refers to our office, retail and industrial properties or tenants, as applicable.

Portfolio Overview. We currently operate in four reportable segments: office, retail, multi-family, and industrial. The following table summarizes our real estate portfolio (including properties classified as held for sale) by segment as of September 30, 2019:

($ and square feet in thousands, except for per square foot data)	Number of Markets (1)	Number of Properties	Rentable Square Feet	% of Total Rentable Square Feet	Average Effective Annual Base Rent per Square Foot (2)	% Leased	Aggregate Fair Value	% of Aggregate Fair Value
Office properties	9	11	2,414	28.0%	$32.99	85.6%	$865,900	40.5%
Retail properties	7	27	3,009	34.9	18.96	94.1	873,050	40.9
Multi-family properties	2	2	530	6.1	25.10	88.1	182,750	8.6
Industrial properties	8	8	2,678	31.0	4.79	100.0	214,600	10.0
Total real estate portfolio	19	48	8,631	100.0%	$18.21	93.2%	$2,136,300	100.0%

(1)
Reflects the number of unique markets by segment and in total. As such, the total number of markets does not equal the sum of the number of markets by segment as certain segments are located in the same market.

(2)
Amount calculated as total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis) per the terms of the lease, divided by total lease square footage as of September 30, 2019.

Acquisitions. During the nine months ended September 30, 2019, we acquired three industrial properties (Tri-County Distribution Center, Florence Logistics Center and World Connect Logistics Center) comprising 1.1 million square feet for an aggregate purchase price of approximately $83.3 million. Additionally, we acquired two multi-family properties (The Daley and Juno Winter Park) comprising 601 units for an aggregate purchase price of approximately $179.9 million.
As of the date of this Supplement, and subsequent to September 30, 2019, we entered into a contract to acquire a multi-family property located in Sandy Springs, Georgia for a purchase price of approximately $117.0 million. There can be no assurance that we will complete the acquisition of the property under contract.
Dispositions. During the nine months ended September 30, 2019, we sold three office properties (655 Montgomery, Rialto and Campus Road Office Center), one retail property (Holbrook) and two outparcels for net proceeds of approximately $178.0 million, which is net of a $83.1 million secured debt repayment upon the disposition of 655 Montgomery. We recorded a net gain on sale of approximately $96.5 million.
As of the date of this Supplement, and subsequent to September 30, 2019, we sold an office property located in Dublin, California (Park Place 1) that was classified as held for sale as of September 30, 2019, for gross proceeds of approximately $78.3 million. Our accounting basis (net of accumulated depreciation and amortization for this real estate property as of the closing date was approximately $62.6 million.

Market Diversification. The following table summarizes certain operating metrics of our real estate portfolio (including properties classified as held for sale) by market and by segment as of September 30, 2019:

($ and square feet in thousands)	Number of Properties	Investment in Real Estate Properties	% of Gross Investment Amount	Rentable Square Feet	% of Total Rentable Square Feet	% Leased (1)
Office properties:
Metro New York	1	$242,507	11.8%	594	6.9%	79.5%
Austin	2	120,090	5.8%	429	5.0%	99.4
East Bay	1	99,874	4.8%	204	2.4%	100.0
Denver	1	87,369	4.2%	262	3.0%	74.5
South Florida	2	85,267	4.1%	363	4.2%	68.8
Washington, DC	1	71,962	3.5%	126	1.5%	99.1
Philadelphia	1	48,222	2.3%	174	2.0%	79.7
Dallas	1	40,977	2.0%	155	1.8%	95.5
Minneapolis/St Paul	1	29,528	1.4%	107	1.2%	100.0
Total office properties	11	825,796	39.9	2,414	28.0	85.6
Retail properties:
Greater Boston	20	504,206	24.2	1,937	22.4	92.1
South Florida	2	107,738	5.2	205	2.4	96.6
Washington, DC	1	63,171	3.1	233	2.7	100.0
Metro New York	1	61,164	3.0	226	2.6	93.9
Raleigh	1	43,069	2.1	130	1.5	100.0
San Antonio	1	37,652	1.8	177	2.1	97.6
Tulsa	1	34,240	1.7	101	1.2	100.0
Total retail properties	27	851,240	41.1	3,009	34.9	94.1
Multi-family properties:
Washington, DC (333 units)	1	95,628	4.6	288	3.3	95.1
Orlando (268 units)	1	84,549	4.1	242	2.8	79.8
Total multi-family properties (601 units)	2	180,177	8.7	530	6.1	88.1
Industrial properties:
Indianapolis	1	44,155	2.1	621	7.2	100.0
Houston	1	39,061	1.9	352	4.1	100.0
Central Kentucky	1	30,979	1.5	727	8.4	100.0
Las Vegas	1	24,671	1.2	248	2.9	100.0
San Antonio	1	20,796	1.0	245	2.8	100.0
Philadelphia	1	18,886	0.9	171	2.0	100.0
Cincinnati	1	18,759	0.9	218	2.5	100.0
East Bay	1	16,201	0.8	96	1.1	100.0
Total industrial properties	8	213,508	10.3	2,678	31.0	100.0
Total real estate portfolio	48	$2,070,721	100.0%	8,631	100.0%	93.2%

(1)	Percentage leased is based on executed leases as of September 30, 2019.
Lease Terms. Commercial lease terms typically range from one to 10 years, and often include renewal options. Most of our commercial leases include fixed rental increases or Consumer Price Index-based rental increases and are not based on the income or profits of any person. Substantially all of our multi-family leases expire within 12 months.

Lease Expirations. As of September 30, 2019, the weighted-average remaining term of our total leased commercial portfolio was approximately 5.0 years based on annualized base rent and 5.0 years based on leased square footage, excluding renewal options. The following table summarizes the lease expirations at our commercial properties for leases in place as of September 30, 2019, without giving effect to the exercise of renewal options or termination rights, if any. The table excludes our multi-family properties as substantially all leases at such properties expire within 12 months.

($ and square feet in thousands)	Number of Leases	Annualized Base Rent (1)	% of Total Annualized Base Rent (1)	Leased Square Feet	% of Total Leased Square Feet
2019	28	$9,874	7.3%	282	3.7%
2020	84	11,457	8.5	495	6.5
2021	74	16,888	12.5	1,447	19.1
2022	76	14,716	10.9	767	10.1
2023	66	17,524	13.0	823	10.9
2024	60	11,880	8.8	796	10.5
2025	38	11,299	8.4	672	8.9
2026	31	7,741	5.7	416	5.5
2027	17	5,579	4.1	451	6.0
2028	23	8,070	6.0	303	4.0
Thereafter	40	19,655	14.8	1,122	14.8
Total leased	537	$134,683	100.0%	7,574	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of September 30, 2019, multiplied by 12.
Tenant Diversification. We believe that the tenant base that occupies our real estate portfolio is generally stable and well-diversified. As of September 30, 2019, there were no tenants that represented more than 10.0% of total annualized base rent and only one tenant that represented more than 10.0% of total leased square feet. The following table reflects our 10 largest tenants, based on annualized base rent, as of September 30, 2019:

($ and square feet in thousands)	Number of Locations (1)	Annualized Base Rent (2)	% of Total Annualized Base Rent (2)	Leased Square Feet	% of Total Leased Square Feet
The Stop & Shop Supermarket Company	12	$13,470	9.2%	777	9.7%
Seton Health Care	1	4,990	3.4	156	1.9
Mizuho Bank, Ltd.	1	4,554	3.1	116	1.4
Trinet USA, Inc.	1	4,203	2.9	110	1.4
Amazon.com Services, Inc.	2	3,795	2.6	975	12.1
I.A.M. National Pension Fund	1	3,402	2.3	63	0.8
Citco Fund Services (USA) Inc.	1	3,021	2.1	70	0.9
The Home Depot, Inc.	1	2,716	1.9	102	1.3
TJX Companies	5	2,642	1.8	236	2.9
Alliant Techsystems Inc.	1	2,588	1.8	107	1.3
Total	26	$45,381	31.1%	2,712	33.7%

(1)	Reflects the number of properties for which the tenant has at least one lease in-place.

(2)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of September 30, 2019, multiplied by 12.
The majority of our tenants do not have a public corporate credit rating. We evaluate creditworthiness and financial strength of prospective commercial tenants based on financial, operating and business plan information that such prospective tenants provide to us, as well as other market, industry, and economic information that is generally publicly available. As a result of this assessment, we may require that the tenants enhance their credit by providing us with security deposits, letters of credit from established financial institutions, or personal or corporate guarantees. Tenant creditworthiness often influences the amount of upfront tenant improvements, lease incentives, concessions or other leasing costs. We evaluate creditworthiness of our multi-family tenants based on standard market practice, which includes credit checks.
Industry Diversification. We intend to maintain a well-diversified mix of tenants to limit our exposure to any single industry. Our diversified investment strategy inherently provides for tenant diversity, and we continue to monitor our exposure relative to our larger tenant industry sectors. The following table reflects our 10 largest industry concentrations, based on annualized base rent, as of September 30, 2019:

($ and square feet in thousands)	Number of Leases	Annualized Base Rent (1)	% of Total Annualized Base Rent	Leased Square Feet	% of Total Leased Square Feet
Financial	42	$21,195	14.5%	537	6.7%
Supermarket	25	20,921	14.3	1,314	16.3
Software / Technology	16	13,545	9.3	341	4.2
Professional Services	80	11,745	8.0	395	4.9
Healthcare Services	49	9,775	6.7	319	4.0
Food & Beverage	70	6,551	4.5	204	2.5
Transportation / Logistics	8	4,349	3.0	891	11.1
Computer / Electronics	17	4,132	2.8	183	2.3
Apparel / Clothing	17	3,986	2.7	249	3.1
eCommerce / Fulfillment	2	3,795	2.6	975	12.1
Total	326	$99,994	68.4%	5,408	67.2%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of September 30, 2019, multiplied by 12.
Debt Obligations. Our indebtedness is currently comprised of borrowings under our line of credit, term loans and mortgage notes. As of September 30, 2019, we had approximately $864.5 million of indebtedness with a weighted-average interest rate of 3.46%, which includes the effects of the interest rate swap agreements. The weighted-average remaining term of our debt as of September 30, 2019 was 3.3 years, excluding the impact of certain extension options. The total gross book value of properties encumbered by our debt as of September 30, 2019 was approximately $439.0 million.
LIBOR is expected to be discontinued after 2021. As of September 30, 2019, our line of credit, term loans and a $51.3 million mortgage note are our only indebtedness with maturity dates beyond 2021 that have exposure to LIBOR. The agreements governing the line of credit, term loans and a mortgage note provide procedures for determining a replacement or alternative base rate in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rate will be more or less favorable than LIBOR. We intend to monitor the developments with respect to the potential phasing out of LIBOR after 2021 and work with our lenders to seek to ensure any transition away from LIBOR will have minimal impact on our financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR.

•	SELECTED FINANCIAL DATA
The table below presents selected consolidated financial information that should should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated herein by reference, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, which is included in this Supplement. Additionally, the following information supplements, and should be read in conjunction with, the disclosure contained in the section titled “Selected Financial Data” in the Prospectus.

(in thousands, except per share data)	For the Nine Months Ended September 30, 2019 (1)	For the Year Ended December 31, 2018 (1)
Operating data:
Total revenues	$139,844	$190,325
Total operating expenses	$(105,431)	$(157,147)
Total other income (expenses)	$60,614	$(34,516)
Net income (loss)	$95,027	$(1,338)
Net income (loss) attributable to common stockholders	$88,292	$(1,237)
Net income (loss) attributable to common stockholders per common share—basic and diluted	$0.65	$(0.01)
Weighted-average shares outstanding—basic	135,877	128,740
Weighted-average shares outstanding—diluted	146,299	139,674
Distributions:
Total distributions declared on common stock	$37,250	$47,765
Distributions declared per share of common stock	$0.2813	$0.3750
NAREIT FFO (2):
Reconciliation of net income (loss) to NAREIT FFO:
Net income (loss) attributable to common stockholders	$88,292	$(1,237)
Total NAREIT adjustments (3)	$(49,229)	$53,859
NAREIT FFO attributable to OP Units	$3,007	$4,456
NAREIT FFO	$42,070	$57,078
Cash flow data:
Net cash provided by operating activities	$35,653	$67,516
Net cash used in investing activities	$(111,034)	$(17,985)
Net cash provided by (used in) financing activities	$95,440	$(51,509)

	As of
(in thousands, except # of properties)	September 30, 2019 (1)	December 31, 2018 (1)
Balance sheet data:
Net investment in real estate properties	$1,492,071	$1,507,112
Cash and cash equivalents	$26,372	$10,008
Total assets	$1,673,119	$1,581,102
Debt, net	$857,889	$1,001,298
Total liabilities	$1,181,381	$1,170,089
Total stockholders' equity	$413,113	$333,718
Shares outstanding	138,595	130,852
Portfolio data:
Total number of properties	48	47
Total rentable square feet	8,631	7,677

(1)
Historically, we had been focused on selling certain office and retail assets in order to help us increase our current allocation to industrial real estate assets and liquidity to pursue new investment opportunities. As such, our year-over-year financial data is not directly comparable.

(2)	Refer to the section of this Supplement titled “Additional Measures of Performance” for the definition of NAREIT FFO, as well as a detailed reconciliation of our net income (loss) to NAREIT FFO.

(3)
Included in our NAREIT-defined adjustments are real estate-related depreciation and amortization, impairment of depreciable real estate, gains on sales of assets and noncontrolling interests’ share of net income (loss) and NAREIT FFO.

Additional Measures of Performance
Net Income and NOI
We define NOI as GAAP rental revenues less GAAP rental expenses. We consider NOI to be an appropriate supplemental performance measure and believe NOI provides useful information to our investors regarding our financial condition and results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, acquisition expenses, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance. For a reconciliation of our GAAP net income (loss) to NOI for the nine months ended September 30, 2019 and 2018, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operation” included in our Quarterly Report on Form 10-Q for the quarterly ended September 30, 2019, which is included in this Supplement.
Funds From Operations (“FFO”)
We believe that FFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, this supplemental, non-GAAP measure should not be considered as an alternative to net income (loss) or to cash flows from operating activities as an indication of our performance and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO and similar measures differently and choose to treat acquisition-related costs and potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.
FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. By excluding gains or losses on the sale of assets, we believe FFO provides a helpful additional measure of our consolidated operating performance on a comparative basis. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

The following unaudited table presents a reconciliation of GAAP net income (loss) to NAREIT FFO:

(in thousands, except per share data)	For the Nine Months Ended September 30, 2019	For the Year Ended December 31, 2018
GAAP net income (loss) attributable to common stockholders	$88,292	$(1,237)
GAAP net income (loss) per common share—basic and diluted	$0.65	$(0.01)
Reconciliation of GAAP net income (loss) to NAREIT FFO:
GAAP net income (loss) attributable to common stockholders	$88,292	$(1,237)
Real estate-related depreciation and amortization	43,461	57,866
Impairment of real estate property	113	14,648
Gain on sale of real estate property	(96,530)	(14,093)
Noncontrolling interests’ share of net income (loss)	6,735	(101)
Noncontrolling interests’ share of NAREIT FFO	(3,008)	(4,461)
NAREIT FFO attributable to common stockholders—basic	39,063	52,622
NAREIT FFO attributable to OP Units	3,007	4,456
NAREIT FFO	$42,070	$57,078
Weighted-average shares outstanding—basic	135,877	128,740
Weighted-average shares outstanding—diluted	146,299	139,674
NAREIT FFO per common share—basic and diluted	$0.29	$0.41

•	DISTRIBUTIONS
From January 31, 2019 through December 31, 2019, our board of directors authorized a monthly distribution rate of $0.03125 per share of common stock, subject to adjustment for class-specific fees. Our board of directors reserves the right to revisit this distribution level during the quarter with respect to record dates that have not yet passed. The distributions were paid, or will be paid, on or about the last business day of each respective month to stockholders of record as of the close of business on the last business day of each respective month.
 The following table outlines sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan) for the quarters indicated below:

	Amount						Source of Distributions				Total Cash Flows from Operating Activities
(in thousands, except per share data)	Declared per Common Share (1)	Paid in Cash (2)		Reinvested in Shares		Total Distributions	Cash Flows from Operating Activities		Borrowings
2019
March 31	$0.09375	$8,442	62.8%	$4,997	37.2%	$13,439	$5,624	41.8%	$7,815	58.2%	$5,624
June 30	0.09375	8,615	62.5	5,180	37.5	13,795	13,795	100.0	—	—	14,819
September 30	0.09375	8,653	62.1	5,270	37.9	13,923	13,923	100.0	—	—	15,210
Total	$0.28125	$25,710	62.5%	$15,447	37.5%	$41,157	$33,342	81.0%	$7,815	19.0%	$35,653
2018
March 31	$0.09375	$8,367	63.6%	$4,789	36.4%	$13,156	$9,282	70.6%	$3,874	29.4%	$9,282
June 30	0.09375	8,358	64.0	4,710	36.0	13,068	13,068	100.0	—	—	28,734
September 30	0.09375	8,331	63.7	4,738	36.3	13,069	13,069	100.0	—	—	14,563
December 31	0.09375	8,382	63.5	4,814	36.5	13,196	13,196	100.0	—	—	14,937
Total	$0.37500	$33,438	63.7%	$19,051	36.3%	$52,489	$48,615	92.6%	$3,874	7.4%	$67,516

(1)
Amount reflects the total quarterly distribution rate, subject to adjustment for class-specific fees. Distributions were declared and paid as of monthly record dates. These monthly distributions have been aggregated and presented on a quarterly basis.

(2)
Includes other cash distributions consisting of: (i) distributions paid to OP Unit holders; (ii) regular distributions made to our former joint venture partners; and (iii) ongoing distribution fees paid to the Dealer Manager with respect to Class T, Class S and Class D shares.

For the nine months ended September 30, 2019 and the year ended December 31, 2018, our FFO was $42.1 million, or 102.2% of our total distributions, and $57.1 million, or 108.7% of our total distributions, respectively. FFO is a non-GAAP operating metric and should not be used as a liquidity measure. However, management believes the relationship between FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. Refer to “Selected Financial Data—Additional Measures of Performance” above for the definition of FFO, as well as a detailed reconciliation of our GAAP net income to FFO.

•	REDEMPTIONS
Below is a summary of redemptions and repurchases pursuant to our share redemption program for the nine months ended September 30, 2019 and year ended December 31, 2018. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders.

(in thousands, except for per share data)	For the Nine Months Ended September 30, 2019	For the Year Ended December 31, 2018
Number of shares requested for redemption or repurchase	11,263	22,883
Number of shares redeemed or repurchased	11,263	22,883
% of shares requested that were redeemed or repurchased	100.0%	100.0%
Average redemption or repurchase price per share	$7.35	$7.47
We funded these redemptions from borrowings under our revolving line of credit. We generally repay funds borrowed from our revolving line of credit from a variety of sources including: operating cash flows in excess of our distributions; proceeds from our public offerings; proceeds from the disposition of properties; and other longer-term borrowings.

•	FEES AND EXPENSES PAYABLE TO OUR ADVISOR, OUR DEALER MANAGER AND THEIR AFFILIATES
The following table summarizes fees and expenses incurred by us for services provided by the Advisor, the Dealer Manager and their affiliates, and any related amounts payable. Refer to the section of the Prospectus entitled “The Advisor and the Advisory Agreement—Summary of Fees, Commissions and Reimbursements” for more information regarding these fees and expenses.

(in thousands)	For the Nine Months Ended September 30, 2019	Payable as of September 30, 2019	For the Year Ended December 31, 2018	Payable as of December 31, 2018
Upfront selling commissions (1)	$1,556	$—	$1,199	$—
Ongoing distribution fees (1)(2)	964	128	501	76
Advisory fees (3)	8,808	1,160	13,836	3,225
Other expense reimbursements—Advisor (4)(5)	7,399	1,465	8,801	1,411
Other expense reimbursements—Dealer Manager	496	—	878	—
DST Program advisory fees (6)	1,079	—	313	—
DST Program selling commissions (1)	1,969	—	1,097	—
DST Program dealer manager fees (1)	311	—	293	—
DST Program other reimbursements—Dealer Manager	609	—	212	—
DST Program facilitation and loan origination fees	2,122	—	356	—
Total	$25,313	$2,753	$27,486	$4,712

(1)	All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers.

(2)
The distribution fees accrue daily and are payable monthly in arrears. Additionally, we accrue for future estimated amounts payable related to ongoing distribution fees. The future estimated amounts payable of approximately $13.3 million as of September 30, 2019 is included in other liabilities on the consolidated balance sheets.

(3)	Amount for the nine months ended September 30, 2019 is included in advisory fees, related party on the consolidated statements of operations.

(4)
Amount includes approximately $6.1 million for the nine months ended September 30, 2019 related to the reimbursement of a portion of the salary, bonus and benefits for employees of the Advisor, including our named executive officers, for services provided to us for which the Advisor does not otherwise receive a separate fee. A portion of compensation received by certain employees of the Advisor and its affiliates may be in the form of a restricted stock grant awarded by us. We show these as reimbursements to the Advisor to the same extent that we recognize the related share-based compensation on our consolidated statements of operations. The balance of such reimbursements is made up primarily of other general overhead and administrative expenses, including, but not limited to, allocated rent paid to both third parties and affiliates of the Advisor, equipment, utilities, insurance, travel and entertainment, and other costs, which are included in general and administrative expenses on the consolidated statements of income.

(5)	Includes costs reimbursed to the Advisor related to the DST Program.

(6)	Amount for the nine months ended September 30, 2019 is included in advisory fees, related party on the consolidated statements of operations.

•	CERTAIN HISTORICAL NAV INFORMATION
The following table shows our NAV per share at the end of each quarter during 2019:

Date	Class T	Class S	Class D	Class I	Class E
March 31, 2019	$7.31	$7.31	$7.31	$7.31	$7.31
June 30, 2019	$7.30	$7.30	$7.30	$7.30	$7.30
September 30, 2019	$7.35	$7.35	$7.35	$7.35	$7.35
Our share sales and redemptions are made based on the applicable NAV per share carried out to four decimal places. Our most recent NAV per share for each class is (i) posted on our website, www.blackcreekdiversified.com, and (ii) made available on our toll-free, automated telephone line, (888) 310-9352. In addition, we will disclose in a prospectus or prospectus supplement filed with the Commission the principal valuation components of our monthly NAV calculations.

•	EXPERTS
The statements included in this Supplement under “October 31, 2019 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.

•	QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2019
On November 12, 2019, we filed our Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 with the Commission. The report (without exhibits) is attached to this Supplement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________________________
FORM 10-Q
_______________________________________
(Mark One)

☒	Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2019
Or

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                     to                     .
Commission File No. 000-52596
_______________________________________
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
(Exact name of registrant as specified in its charter)
_______________________________________

Maryland	30-0309068
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

518 Seventeenth Street, 17th Floor Denver, CO	80202
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (303) 228-2200
_______________________________________
Securities registered pursuant to Section 12(b) of the Act: None
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Smaller reporting company	☐
Non-accelerated filer	☒			Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No   ☒
As of November 6, 2019, there were 5,415,512 shares of the registrant’s Class T common stock, 20,626,916 shares of the registrant’s Class S common stock, 3,411,509 shares of the registrant’s Class D common stock, 43,593,268 shares of the registrant’s Class I common stock and 67,435,183 shares of the registrant’s Class E common stock outstanding.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

PART I. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
໿

	As of
(in thousands, except per share data)	September 30, 2019	December 31, 2018
	(Unaudited)
ASSETS
Net investment in real estate properties	$1,492,071	$1,507,112
Debt-related investments, net	2,616	10,680
Cash and cash equivalents	26,372	10,008
Restricted cash	10,725	7,030
Other assets	47,574	46,272
Assets held for sale	93,761	—
Total assets	$1,673,119	$1,581,102
LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued expenses	$32,641	$31,580
Debt, net	857,889	1,001,298
Intangible lease liabilities, net	44,552	47,196
Financing obligations, net	200,268	52,336
Other liabilities	44,200	37,679
Liabilities related to assets held for sale	1,831	—
Total liabilities	1,181,381	1,170,089
Commitments and contingencies (Note 10)
Equity
Stockholders’ equity:
Preferred stock, $0.01 par value—200,000 shares authorized, none issued and outstanding	—	—
Class E common stock, $0.01 par value—500,000 shares authorized, 69,094 shares and 77,390 shares issued and outstanding, respectively	691	774
Class T common stock, $0.01 par value—500,000 shares authorized, 4,564 shares and 2,783 shares issued and outstanding, respectively	46	28
Class S common stock, $0.01 par value—500,000 shares authorized, 19,518 shares and 10,516 shares issued and outstanding, respectively	195	105
Class D common stock, $0.01 par value—500,000 shares authorized, 3,330 shares and 2,778 shares issued and outstanding, respectively	33	28
Class I common stock, $0.01 par value—500,000 shares authorized, 42,089 shares and 37,385 shares issued and outstanding, respectively	421	374
Additional paid-in capital	1,246,063	1,199,736
Distributions in excess of earnings	(816,811)	(867,849)
Accumulated other comprehensive (loss) income	(17,525)	522
Total stockholders’ equity	413,113	333,718
Noncontrolling interests	78,625	77,295
Total equity	491,738	411,013
Total liabilities and equity	$1,673,119	$1,581,102
See accompanying Notes to Condensed Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(in thousands, except per share data)	2019	2018	2019	2018
Revenues:
Rental revenues	$44,195	$49,505	$139,651	$140,421
Debt-related income	35	170	193	514
Total revenues	44,230	49,675	139,844	140,935
Operating expenses:
Rental expenses	15,360	15,192	45,645	46,315
Real estate-related depreciation and amortization	14,473	14,961	43,461	43,202
General and administrative expenses	2,181	2,076	6,325	6,888
Advisory fees, related party	3,523	3,877	9,887	11,132
Impairment of real estate property	113	6,600	113	13,400
Total operating expenses	35,650	42,706	105,431	120,937
Other (expenses) income:
Interest expense	(11,764)	(12,166)	(37,074)	(35,704)
Gain on sale of real estate property	10,890	1,398	96,530	13,832
Gain on extinguishment of debt and financing commitments, net	—	—	1,002	—
Other income (expenses)	131	42	156	(272)
Total other (expenses) income	(743)	(10,726)	60,614	(22,144)
Net income (loss)	7,837	(3,757)	95,027	(2,146)
Net (income) loss attributable to noncontrolling interests	(546)	292	(6,735)	161
Net income (loss) attributable to common stockholders	$7,291	$(3,465)	$88,292	$(1,985)
Weighted-average shares outstanding—basic	138,063	128,506	135,877	128,269
Weighted-average shares outstanding—diluted	148,423	139,345	146,299	139,340
Net income (loss) attributable to common stockholders per common share—basic and diluted	$0.05	$(0.03)	$0.65	$(0.02)
See accompanying Notes to Condensed Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(in thousands)	2019	2018	2019	2018
Net income (loss)	$7,837	$(3,757)	$95,027	$(2,146)
Net unrealized loss from available-for-sale securities	(100)	—	(100)	—
Change from cash flow hedging derivatives	(3,900)	2,627	(19,388)	10,871
Comprehensive income (loss)	3,837	(1,130)	75,539	8,725
Comprehensive (loss) income attributable to noncontrolling interests	(222)	120	(5,294)	(623)
Comprehensive income (loss) attributable to common stockholders	$3,615	$(1,010)	$70,245	$8,102
See accompanying Notes to Condensed Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited)

	Stockholders’ Equity
			Additional Paid-in Capital	Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity

	Common Stock
(in thousands)	Shares	Amount
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018
Balance as of June 30, 2018	127,979	$1,280	$1,185,875	$(841,233)	$6,936	$84,137	$436,995
Net loss	—	—	—	(3,465)	—	(292)	(3,757)
Unrealized gain from derivative instruments	—	—	—	—	2,455	172	2,627
Issuance of common stock, net of offering costs	5,742	57	39,766	—	—	—	39,823
Share-based compensation, net of forfeitures	4	—	32	—	—	—	32
Redemptions of common stock	(4,778)	(48)	(35,696)	—	—	—	(35,744)
Amortization of share-based compensation	—	—	144	—	—	—	144
Distributions declared on common stock and noncontrolling interests	—	—	—	(11,900)	—	(1,019)	(12,919)
Redemptions of noncontrolling interests	—	—	(118)	—	—	(2,142)	(2,260)
Balance as of September 30, 2018	128,947	$1,289	$1,190,003	$(856,598)	$9,391	$80,856	$424,941
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2019
Balance as of June 30, 2019	136,993	$1,370	$1,237,758	$(811,530)	$(13,849)	$79,582	$493,331
Net income	—	—	—	7,291	—	546	7,837
Net unrealized loss from available-for-sale securities	—	—	—	—	(100)	—	(100)
Unrealized loss from derivative instruments	—	—	—	—	(3,576)	(324)	(3,900)
Issuance of common stock, net of offering costs	5,268	53	35,306	—	—	—	35,359
Share-based compensation, net of forfeitures	4	—	32	—	—	—	32
Redemptions of common stock	(3,670)	(37)	(26,779)	—	—	—	(26,816)
Amortization of share-based compensation	—	—	116	—	—	—	116
Distributions declared on common stock and noncontrolling interests	—	—	—	(12,572)	—	(971)	(13,543)
Redemptions of noncontrolling interests	—	—	(370)	—	—	(208)	(578)
Balance as of September 30, 2019	138,595	$1,386	$1,246,063	$(816,811)	$(17,525)	$78,625	$491,738
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018
Balance as of December 31, 2017	132,466	$1,325	$1,224,061	$(818,608)	$(909)	$86,857	$492,726
Adoption of ASU 2017-12	—	—	—	(213)	213	—	—
Adjusted balance as of January 1, 2018	132,466	1,325	1,224,061	(818,821)	(696)	86,857	492,726
Net loss	—	—	—	(1,985)	—	(161)	(2,146)
Unrealized gain from derivative instruments	—	—	—	—	10,087	784	10,871
Issuance of common stock, net of offering costs	14,887	149	103,087	—	—	—	103,236
Share-based compensation, net of forfeitures	42	—	(85)	—	—	—	(85)
Redemptions of common stock	(18,448)	(185)	(137,400)	—	—	—	(137,585)
Amortization of share-based compensation	—	—	744	—	—	—	744
Distributions declared on common stock and noncontrolling interests	—	—	—	(35,792)	—	(3,202)	(38,994)
Redemptions of noncontrolling interests	—	—	(404)	—	—	(3,422)	(3,826)
Balance as of September 30, 2018	128,947	$1,289	$1,190,003	$(856,598)	$9,391	$80,856	$424,941
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019
Balance as of December 31, 2018	130,852	$1,309	$1,199,736	$(867,849)	$522	$77,295	$411,013
Net income	—	—	—	88,292	—	6,735	95,027
Net unrealized loss from available-for-sale securities	—	—	—	—	(100)	—	(100)
Unrealized loss from derivative instruments	—	—	—	—	(17,947)	(1,441)	(19,388)
Issuance of common stock, net of offering costs	18,920	189	128,810	—	—	—	128,999
Share-based compensation, net of forfeitures	86	1	636	—	—	—	637
Redemptions of common stock	(11,263)	(113)	(82,653)	—	—	—	(82,766)
Amortization of share-based compensation	—	—	(248)	—	—	—	(248)
Distributions declared on common stock and noncontrolling interests	—	—	—	(37,254)	—	(2,938)	(40,192)
Redemptions of noncontrolling interests	—	—	(218)	—	—	(1,026)	(1,244)
Balance as of September 30, 2019	138,595	$1,386	$1,246,063	$(816,811)	$(17,525)	$78,625	$491,738
See accompanying Notes to Condensed Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Nine Months Ended September 30,
(in thousands)	2019	2018
Operating activities:
Net income (loss)	$95,027	$(2,146)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Real estate-related depreciation and amortization	43,461	43,202
Straight-line rent and amortization of above- and below-market leases	(10,252)	(13,255)
Gain on sale of real estate property	(96,530)	(13,832)
Lease termination fee	—	15,008
Impairment of real estate property	113	13,400
Gain on extinguishment of debt and financing commitments, net	(1,002)	—
Other	6,321	5,787
Changes in operating assets and liabilities	(1,485)	4,415
Net cash provided by operating activities	35,653	52,579
Investing activities:
Real estate acquisitions	(257,506)	(36,853)
Capital expenditures	(34,963)	(27,532)
Proceeds from disposition of real estate property	177,997	66,269
Principal collections on debt-related investments	8,062	326
Other	(4,624)	(1,565)
Net cash (used in) provided by investing activities	(111,034)	645
Financing activities:
Repayments of mortgage notes	(34,401)	(1,547)
Net repayments of line of credit	(58,000)	(2,000)
Proceeds from term loan	50,000	—
Redemptions of common stock	(82,766)	(137,585)
Distributions on common stock	(21,737)	(21,557)
Proceeds from issuance of common stock	125,375	97,816
Proceeds from financing obligations	139,109	23,230
Offering costs for issuance of common stock and private placements	(8,524)	(5,665)
Distributions to noncontrolling interest holders	(2,938)	(3,202)
Redemption of OP Unit holder interests	(1,244)	(3,826)
Other	(9,434)	(2,174)
Net cash provided by (used in) financing activities	95,440	(56,510)
Net increase (decrease) in cash, cash equivalents and restricted cash	20,059	(3,286)
Cash, cash equivalents and restricted cash, at beginning of period	17,038	19,016
Cash, cash equivalents and restricted cash, at end of period	$37,097	$15,730
See accompanying Notes to Condensed Consolidated Financial Statements.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. BASIS OF PRESENTATION
Unless the context otherwise requires, the “Company,” “we,” “our,” or “us” refers to Black Creek Diversified Property Fund Inc. and its consolidated subsidiaries.
The accompanying unaudited condensed consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, certain disclosures normally included in the annual audited financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”) have been omitted. As such, the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes contained in our Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 6, 2019 (“2018 Form 10-K”).
As used herein, the term “commercial” refers to our office, retail and industrial properties or tenants, as applicable.
Recently Adopted Accounting Standards
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Subtopic 842)” (“ASU 2016-02”), which provides guidance for greater transparency in financial reporting by organizations that lease assets such as real estate, airplanes and manufacturing equipment by requiring such organizations to recognize lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The standard also requires new disclosures within the notes accompanying the consolidated financial statements. Additional guidance and targeted improvements to ASU 2016-02 were made through the issuance of supplemental ASUs. In January 2018, the FASB issued ASU No. 2018-01, “Leases (Subtopic 842): Land Easement Practical Expedient for Transition to Topic 842” (“ASU 2018-01”), which updated ASU 2016-02 to include land easements under the updated guidance, including the option to elect the practical expedient discussed above. In December 2018, the FASB issued ASU No. 2018-20, “Narrow—Scope Improvements for Lessors” (“ASU 2018-20”), which updated 2016-02 by providing the option to elect a practical expedient for lessors to exclude sales and other similar taxes from the transaction price of the contract, allows lessors to exclude from revenue and expense lessor costs paid directly to a third party by lessees, and clarifies lessors’ accounting for variable payments related to both lease and non-lease components. In March 2019, the FASB issued ASU No. 2019-01, “Leases (Topic 842): Codification Improvements” (“ASU 2019-01”), which updates ASU 2016-02 to clarify that entities are not required to provide interim disclosures related to their adoption of ASU 2016-02 as required for other accounting changes and error corrections.
We adopted ASU 2016-02 and its supplemental ASUs when they became effective for us, as of the reporting period beginning January 1, 2019, and we elected the practical expedients available for implementation under the standards. Under the practical expedients election, we were not required to reassess: (i) whether an expired or existing contract met the definition of a lease; (ii) the lease classification at January 1, 2019 for existing leases; and (iii) whether costs previously capitalized as initial direct costs would continue to be amortized. We also adopted the practical expedient that allowed us to not separate tenant reimbursement revenue from rental revenue if certain criteria were met. We assessed the criteria and concluded that the timing and pattern of transfer for rental revenue and the related tenant reimbursement revenue are the same and the lease component, if accounted for separately, would be classified as an operating lease. As such, we account for and presented rental revenue and tenant reimbursement revenue as a single component in the condensed consolidated statements of operations. The adoption of these standards did not have a material effect on our condensed consolidated financial statements.
In July 2019, the FASB issued ASU No. 2019-07, “Codification Updates to SEC Sections” (“ASU 2019-07”), which updates various codification topics by clarifying or improving the disclosure requirements to align with the SEC’s regulations. We adopted this standard immediately upon its issuance. The adoption did not have a material effect on our consolidated financial statements.

2. INVESTMENTS IN REAL ESTATE PROPERTIES
The following table summarizes our consolidated investments in real estate properties and excludes properties classified as held for sale. Refer to “Note 3” for detail relating to our real estate properties held for sale.

	As of
(in thousands)	September 30, 2019	December 31, 2018
Land	$401,319	$421,531
Buildings and improvements	1,265,178	1,271,773
Intangible lease assets	259,306	315,429
Investment in real estate properties	1,925,803	2,008,733
Accumulated depreciation and amortization	(433,732)	(501,621)
Net investment in real estate properties	$1,492,071	$1,507,112
Acquisitions
We acquired 100% of the following properties, all of which were determined to be asset acquisitions, during the nine months ended September 30, 2019:

($ in thousands)	Property Type	Acquisition Date	Total Purchase Price
Tri-County Distribution Center	Industrial	2/13/2019	$20,729
Florence Logistics Center	Industrial	5/14/2019	18,629
World Connect Logistics Center	Industrial	9/27/2019	43,971
The Daley	Multi-family	7/2/2019	95,305
Juno Winter Park	Multi-family	7/9/2019	84,549
Total acquisitions			$263,183
During the nine months ended September 30, 2019, we allocated the purchase price of our acquisitions to land, building and intangible lease assets and liabilities as follows:

(in thousands)	For the Nine Months Ended September 30, 2019
Land	$33,388
Building	219,825
Intangible lease assets	10,370
Above-market lease assets	265
Below-market lease liabilities	(665)
Total purchase price	$263,183
The weighted-average amortization period for the intangible lease assets and liabilities acquired in connection with our acquisitions during the nine months ended September 30, 2019, as of the respective date of each acquisition, was 5.5 years.
Dispositions
During the nine months ended September 30, 2019, we sold three office properties (655 Montgomery, Rialto and Campus Road Office Center), one retail property (Holbrook) and two outparcels for net proceeds of approximately $178.0 million, which is net of the secured debt repayment described in “Note 4.” We recorded a net gain on sale of approximately $96.5 million.
During the nine months ended September 30, 2018, we sold one office property (Joyce Blvd.), one building from a two-building office property (Park Place 3) and one land parcel that was part of a retail property for net proceeds of approximately $66.3 million. We recorded a net gain on sale of approximately $13.8 million.

Intangible Lease Assets and Liabilities
Intangible lease assets and liabilities, excluding properties classified as held for sale, as of September 30, 2019 and December 31, 2018 include the following:

	As of September 30, 2019			As of December 31, 2018
(in thousands)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible lease assets	$237,888	$(197,825)	$40,063	$282,961	$(238,768)	$44,193
Above-market lease assets	21,418	(20,724)	694	32,468	(31,382)	1,086
Below-market lease liabilities	(80,474)	35,922	(44,552)	(82,060)	34,864	(47,196)
Rental Revenue and Depreciation and Amortization Expense
The following table summarizes straight-line rent adjustments, amortization recognized as an increase (decrease) to rental revenues from above- and below-market lease assets and liabilities, and real estate-related depreciation and amortization expense:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(in thousands)	2019	2018	2019	2018
Increase (decrease) to rental revenue:
Straight-line rent adjustments	$855	$4,800	$7,763	$10,248
Above-market lease amortization	(125)	(338)	(657)	(757)
Below-market lease amortization	986	1,346	3,146	3,764
Real estate-related depreciation and amortization:
Depreciation expense	$10,416	$9,560	$31,036	$28,245
Intangible lease asset amortization	4,057	5,401	12,425	14,957
Future Minimum Rentals
Future minimum base rental payments, which equal the cash basis of monthly contractual rent, owed to us from our commercial tenants under the terms of non-cancelable operating and ground leases in effect as of September 30, 2019 and December 31, 2018, including properties classified as held for sale and excluding rental revenues from the potential renewal or replacement of existing leases, were as follows for the next five years and thereafter:

	As of
(in thousands)	September 30, 2019	December 31, 2018
2019	$31,688	$133,999
2020	119,595	116,145
2021	111,244	104,997
2022	94,283	88,136
2023	79,795	74,661
Thereafter	274,580	323,040
Total	$711,185	$840,978
Leases for our multi-family tenants are generally 12 months or less and are therefore excluded from the table above.
Real Estate Property Impairment
During the nine months ended September 30, 2019, we recorded an incremental impairment of $0.1 million related to the retail property located in the Holbrook, Massachusetts market that had been previously impaired during 2018, which is described below. During the nine months ended September 30, 2018, we recorded a total of $13.4 million of non-cash impairment charges related to two retail properties, one located in the Jacksonville, Florida market, which was disposed of in October 2018, and one located in the Holbrook, Massachusetts market, which was disposed of in August 2019. The impairment was a result of shortened hold periods based on the consideration of potential disposition options for these properties, which ultimately resulted in the reduction of our estimated future cash flows below our net book value.

3. ASSETS HELD FOR SALE
We classify a property as held for sale when certain criteria are met, in accordance with GAAP. Assets classified as held for sale are expected to be sold to a third party. At such time the property meets the held for sale criteria, the respective assets and liabilities are presented separately in the condensed consolidated balance sheets and depreciation is no longer recognized. Assets held for sale are reported at the lower of their carrying amount or their estimated fair value less the costs to sell the assets.
As of September 30, 2019, we had two office properties (Park Place 1 and Austin-Mueller Health Center) that met the criteria to be classified as held for sale. The following table summarizes the amounts held for sale as of September 30, 2019. We subsequently sold Park Place 1 in October 2019 and are expected to sell Austin-Mueller Health Center in December 2019, subject to certain extension options. See “Note 12” for additional information regarding the subsequent disposition of Park Place 1.

	As of
(in thousands)	September 30, 2019	December 31, 2018
Net investment in real estate properties	$90,184	$—
Other assets	3,577	—
Assets held for sale	$93,761	$—
Accounts payable and accrued expenses	$897	$—
Other liabilities	934	—
Liabilities related to assets held for sale	$1,831	$—

4. DEBT
A summary of our debt is as follows:

	Weighted-Average Effective Interest Rate as of			Balance as of
($ in thousands)	September 30, 2019	December 31, 2018	Maturity Date	September 30, 2019	December 31, 2018
Line of credit (1)	3.42%	4.05%	January 2023	$73,000	$131,000
Term loan (2)	3.18	3.52	January 2024	325,000	275,000
Term loan (3)	3.29	3.79	February 2022	200,000	200,000
Fixed-rate mortgage notes (4)	3.67	3.57	September 2021 - December 2029	139,531	173,932
Floating-rate mortgage notes (5)	4.27	4.97	January 2020	127,000	225,600
Total principal amount / weighted-average (6)	3.46%	3.98%		$864,531	$1,005,532
Less: unamortized debt issuance costs				$(6,924)	$(4,627)
Add: mark-to-market adjustment on assumed debt				282	393
Total debt, net				$857,889	$1,001,298
Gross book value of properties encumbered by debt				$438,985	$598,978

(1)
The effective interest rate is calculated based on the London Interbank Offered Rate (“LIBOR”), plus a margin ranging from 1.30% to 2.10%, depending on our consolidated leverage ratio. As of September 30, 2019, the unused and available portions under the line of credit were approximately $377.0 million and $217.6 million, respectively. The line of credit is available for general business purposes including, but not limited to, refinancing of existing indebtedness and financing the acquisition of permitted investments, including commercial properties.

(2)
The effective interest rate is calculated based on LIBOR, plus a margin ranging from 1.25% to 2.05%, depending on our consolidated leverage ratio. Total commitments for this term loan are $325.0 million. There are no amounts unused or available under this term loan as of September 30, 2019. The weighted-average interest rate is the all-in interest rate, including the effects of interest rate swap agreements relating to $150.0 million in borrowings under this term loan.

(3)
The effective interest rate is calculated based on LIBOR, plus a margin ranging from 1.25% to 2.05%, depending on our consolidated leverage ratio. Total commitments for this term loan are $200.0 million. There are no amounts unused or available under this term loans as of September 30, 2019. The weighted-average interest rate is the all-in interest rate and is fixed through interest swap agreements.

(4)
The amount outstanding as of September 30, 2019 includes a $51.3 million floating-rate mortgage note that was subject to an interest rate spread of 1.65% over one-month LIBOR, which we have effectively fixed using an interest rate swap at 2.85% until the designated cash flow hedge expires in July 2021. This mortgage note matures in August 2023.

(5)
The effective interest rate is calculated based on LIBOR plus a margin. In conjunction with the disposition of 655 Montgomery in May 2019, we repaid approximately $83.1 million of floating-rate secured debt that would have matured in September 2020. As of September 30, 2019 and December 31, 2018, our floating-rate mortgage notes were subject to a weighted-average interest rate spread of 2.25% and 2.47%, respectively.

(6)	The weighted-average remaining term of our borrowings was approximately 3.3 years as of September 30, 2019, excluding the impact of certain extension options.
As of September 30, 2019, the principal payments due on our debt during each of the next five years and thereafter were as follows:

(in thousands)	Line of Credit	Term Loans	Mortgage Notes (1)	Total
Remainder of 2019	$—	$—	$674	$674
2020	—	—	129,766	129,766
2021	—	—	11,627	11,627
2022 (2)	—	200,000	2,478	202,478
2023 (3)	73,000	—	47,967	120,967
Thereafter	—	325,000	74,019	399,019
Total principal payments	$73,000	$525,000	$266,531	$864,531

(1)	Includes a $127.0 million floating-rate mortgage note expiring in January 2020, which may be extended pursuant to two one-year extension options, subject to certain conditions.

(2)	The term of this term loan may be extended pursuant to two one-year extension options, subject to certain conditions.

(3)	The term of the line of credit may be extended pursuant to two six-month extension options, subject to certain conditions.
LIBOR is expected to be discontinued after 2021. As of September 30, 2019, our line of credit, term loans and a $51.3 million mortgage note are our only indebtedness with initial maturity dates beyond 2021 that have exposure to LIBOR. The agreements governing the line of credit, term loans and a mortgage note provide procedures for determining a replacement or alternative base rate in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rate will be more or less favorable than LIBOR. We intend to monitor the developments with respect to the potential phasing out of LIBOR after 2021 and work with our lenders to seek to ensure any transition away from LIBOR will have minimal impact on our financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR.
Debt Covenants
Our line of credit, term loans and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, the line of credit and term loan agreements contain certain corporate-level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. We were in compliance with our debt covenants as of September 30, 2019.
Derivative Instruments
To manage interest rate risk for certain of our variable-rate debt, we use interest rate derivative instruments as part of our risk management strategy. These derivatives are designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Interest rate caps involve the receipt of variable amounts from a counterparty at the end of each period in which the interest rate exceeds the agreed fixed price. Interest rate caps are not designated as hedges. Certain of our variable-rate borrowings are not hedged, and therefore, to an extent, we have ongoing exposure to interest rate movements.
During the next 12 months, we estimate that approximately $2.1 million will be reclassified as an increase to interest expense related to active effective hedges of existing floating-rate debt, and we estimate that approximately $0.1 million will be reclassified as an increase to interest expense related to terminated hedges where the likelihood of the originally hedged interest payments remains probable.
The following table summarizes the location and fair value of our derivative instruments on our condensed consolidated balance sheets:

			Fair Value
($ in thousands)	Number of Contracts	Notional Amount	Other Assets	Other Liabilities
As of September 30, 2019
Interest rate swaps (1)	14	$601,291	$360	$16,439
Interest rate caps	1	146,600	—	—
Total derivative instruments	15	$747,891	$360	$16,439
As of December 31, 2018
Interest rate swaps	15	$634,565	$6,692	$3,220
Interest rate caps	4	338,450	25	—
Total derivative instruments	19	$973,015	$6,717	$3,220

(1)	Includes four interest rate swaps with a combined notional amount of $200.0 million that will become effective in January 2020.

The following table presents the effect of our derivative instruments on our condensed consolidated financial statements:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(in thousands)	2019	2018	2019	2018
Derivative instruments designated as cash flow hedges:
(Loss) gain recognized in AOCI	$(3,438)	$2,559	$(16,461)	$9,707
(Gain) loss reclassified from AOCI into interest expense	(462)	68	(1,553)	1,164
Gain reclassified from AOCI due to hedged transactions becoming probable of not occurring	—	—	(1,374)	—
Total interest expense presented in the condensed consolidated statements of operations in which the effects of cash flow hedges are recorded	11,764	12,166	37,074	35,704
Derivative instruments not designated as cash flow hedges:
(Loss) gain recognized in income	$—	$(3)	$(25)	$6
5. FAIR VALUE
We estimate the fair value of our financial instruments using available market information and valuation methodologies we believe to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of the amounts that we would realize upon disposition.
Fair Value Measurements on a Recurring Basis
The following table presents our financial instruments measured at fair value on a recurring basis:

(in thousands)	Level 1	Level 2	Level 3	Total Fair Value
As of September 30, 2019
Assets:
Derivative instruments	$—	$360	$—	$360
Total assets measured at fair value	$—	$360	$—	$360
Liabilities:
Derivative instruments	$—	$16,439	$—	$16,439
Total liabilities measured at fair value	$—	$16,439	$—	$16,439
As of December 31, 2018
Assets:
Derivative instruments	$—	$6,717	$—	$6,717
Total assets measured at fair value	$—	$6,717	$—	$6,717
Liabilities:
Derivative instruments	$—	$3,220	$—	$3,220
Total liabilities measured at fair value	$—	$3,220	$—	$3,220
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Derivative Instruments. The derivative instruments are interest rate swaps and interest rate caps whose fair value is estimated using market-standard valuation models. Such models involve using market-based observable inputs, including interest rate curves. We incorporate credit valuation adjustments to appropriately reflect both our nonperformance risk and respective counterparty’s nonperformance risk in the fair value measurements, which we have concluded are not material to the valuation. Due to these derivative instruments being unique and not actively traded, the fair value is classified as Level 2. See “Note 4” above for further discussion of our derivative instruments.

Nonrecurring Fair Value Measurements
As of September 30, 2019 and December 31, 2018, the fair values of cash and cash equivalents, tenant receivables, due from/to affiliates, accounts payable and accrued liabilities, and distributions payable approximate their carrying values because of the short-term nature of these instruments. The table below includes fair values for certain of our financial instruments for which it is practicable to estimate fair value. The carrying values and fair values of these financial instruments were as follows:
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	As of September 30, 2019		As of December 31, 2018
(in thousands)	Carrying Value (1)	Fair Value	Carrying Value (1)	Fair Value
Assets:
Debt-related investments	$2,620	$2,646	$10,682	$10,709
Liabilities:
Line of credit	$73,000	$73,000	$131,000	$131,000
Term loans	525,000	525,000	475,000	475,000
Mortgage notes	266,531	265,314	399,532	398,117

(1)	The carrying amount reflects the principal amount outstanding.
6. STOCKHOLDERS' EQUITY
Public Offering
A summary of our public offerings (including shares sold through the primary offering and distribution reinvestment plan (“DRIP”)) for the nine months ended September 30, 2019, is as follows:

(in thousands)	Class T	Class S	Class D	Class I	Class E	Total
Amount of gross proceeds raised:
Primary offering	$18,204	$66,321	$5,907	$34,943	$—	$125,375
DRIP	440	1,874	437	5,824	6,735	15,310
Total offering	$18,644	$68,195	$6,344	$40,767	$6,735	$140,685
Number of shares sold:
Primary offering	2,032	8,870	806	5,132	—	16,840
DRIP	59	255	59	792	915	2,080
Total offering	2,091	9,125	865	5,924	915	18,920

Common Stock
The following table describes the changes in each class of common shares during the periods presented below:

(in thousands)	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Total Shares
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2018
Balance as of June 30, 2018	2,308	4,115	2,457	34,994	84,105	127,979
Issuance of common stock:
Primary shares	333	3,277	275	1,225	—	5,110
Distribution reinvestment plan	15	27	17	234	339	632
Share-based compensation	—	—	—	4	—	4
Redemptions of common stock	(36)	—	(53)	(899)	(3,790)	(4,778)
Balance as of September 30, 2018	2,620	7,419	2,696	35,558	80,654	128,947
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2019
Balance as of June 30, 2019	3,902	17,590	3,080	40,498	71,923	136,993
Issuance of common stock:
Primary shares	668	1,932	292	1,658	—	4,550
Distribution reinvestment plan	19	104	20	280	295	718
Share-based compensation	—	—	—	4	—	4
Redemptions of common stock	(25)	(108)	(62)	(351)	(3,124)	(3,670)
Balance as of September 30, 2019	4,564	19,518	3,330	42,089	69,094	138,595
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018
Balance as of December 31, 2017	2,062	64	2,510	34,135	93,695	132,466
Issuance of common stock:
Primary shares	704	7,314	372	4,591	—	12,981
Distribution reinvestment plan	47	41	49	703	1,066	1,906
Share-based compensation	—	—	—	42	—	42
Redemptions of common stock	(193)	—	(235)	(3,913)	(14,107)	(18,448)
Balance as of September 30, 2018	2,620	7,419	2,696	35,558	80,654	128,947
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019
Balance as of December 31, 2018	2,783	10,516	2,778	37,385	77,390	130,852
Issuance of common stock:
Primary shares	2,032	8,870	806	5,132	—	16,840
Distribution reinvestment plan	59	255	59	792	915	2,080
Share-based compensation	—	—	—	86	—	86
Redemptions of common stock	(310)	(123)	(313)	(1,306)	(9,211)	(11,263)
Balance as of September 30, 2019	4,564	19,518	3,330	42,089	69,094	138,595

Distributions
The following table summarizes our distribution activity (including distributions to noncontrolling interests and distributions reinvested in shares of our common stock) for the quarters ended below:

	Amount
(in thousands, except per share data)	Declared per Common Share (1)	Common Stock Distributions Paid in Cash	Other Cash Distributions (2)	Reinvested in Shares	Total Distributions
2019
March 31	$0.09375	$7,198	$1,244	$4,997	$13,439
June 30	0.09375	7,303	1,312	5,180	13,795
September 30	0.09375	7,302	1,351	5,270	13,923
Total	$0.28125	$21,803	$3,907	$15,447	$41,157
2018
March 31	$0.09375	$7,240	$1,127	$4,789	$13,156
June 30	0.09375	7,137	1,221	4,710	13,068
September 30	0.09375	7,157	1,174	4,738	13,069
December 31	0.09375	7,180	1,202	4,814	13,196
Total	$0.37500	$28,714	$4,724	$19,051	$52,489

(1)	Amount reflects the total quarterly distribution rate, subject to adjustment for class-specific fees.

(2)
Includes other cash distributions consisting of: (i) distributions paid to holders of partnership units (“OP Units”) in Black Creek Diversified Property Operating Partnership LP (the “Operating Partnership”); (ii) regular distributions made to our former joint venture partners; and (iii) ongoing distribution fees paid to Black Creek Capital Markets, LLC (the “Dealer Manager”) with respect to certain classes of our shares. See “Note 7” for further detail regarding the current and historical ongoing distribution fees.

Redemptions and Repurchases
Below is a summary of redemptions and repurchases pursuant to our share redemption program for the nine months ended September 30, 2019 and 2018. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders.

	For the Nine Months Ended September 30,
(in thousands, except for per share data)	2019	2018
Number of shares requested for redemption or repurchase	11,263	18,448
Number of shares redeemed or repurchased	11,263	18,448
% of shares requested that were redeemed or repurchased	100.0%	100.0%
Average redemption or repurchase price per share	$7.35	$7.46

7. RELATED PARTY TRANSACTIONS
Summary of Fees and Expenses
The following table summarizes the fees and expenses incurred by us for services provided by Black Creek Diversified Property Advisors LLC (the “Advisor”) and its affiliates, and by the Dealer Manager, and any related amounts payable:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,		Payable as of
(in thousands)	2019	2018	2019	2018	September 30, 2019	December 31, 2018
Upfront selling commissions (1)	$449	$411	$1,556	$834	$—	$—
Ongoing distribution fees (1)	379	150	964	298	128	76
Advisory fees	3,008	3,795	8,808	10,959	1,160	3,225
Other expense reimbursements—Advisor	2,636	2,194	7,399	6,584	1,465	1,411
Other expense reimbursements—Dealer Manager	135	151	496	583	—	—
DST Program advisory fees	515	82	1,079	173	—	—
DST Program selling commissions (1)	588	395	1,969	832	—	—
DST Program dealer manager fees (1)	78	111	311	242	—	—
DST Program other reimbursements—Dealer Manager	237	27	609	65	—	—
DST Program facilitation and loan origination fees	815	94	2,122	94	—	—
Total	$8,840	$7,410	$25,313	$20,664	$2,753	$4,712

(1)	All or a portion of these amounts will be retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers.
Company Restricted Stock Units (“Company RSUs”)
All Company RSUs have vested as of September 30, 2019.
8. NET INCOME (LOSS) PER COMMON SHARE
The computation of our basic and diluted net income (loss) per share attributable to common stockholders is as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(in thousands, except per share data)	2019	2018	2019	2018
Net income (loss) attributable to common stockholders—basic	$7,291	$(3,465)	$88,292	$(1,985)
Net income (loss) attributable to OP Units	546	(292)	6,735	(166)
Net income (loss) attributable to common stockholders—diluted	$7,837	$(3,757)	$95,027	$(2,151)
Weighted-average shares outstanding—basic	138,063	128,506	135,877	128,269
Incremental weighted-average shares effect of conversion of OP Units	10,360	10,839	10,422	11,071
Weighted-average shares outstanding—diluted	148,423	139,345	146,299	139,340
Net income (loss) per share attributable to common stockholders:
Basic	$0.05	$(0.03)	$0.65	$(0.02)
Diluted	$0.05	$(0.03)	$0.65	$(0.02)
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9. SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental cash flow information and disclosure of non-cash investing and financing activities is as follows:

	For the Nine Months Ended September 30,
(in thousands)	2019	2018
Distributions reinvested in common stock	$15,310	$14,214
Change in accrued future ongoing distribution fees	5,415	4,364
Repayment of mortgage notes upon disposition of real estate property	83,140	—

Restricted Cash
Restricted cash consists of lender and property-related escrow accounts. The following table presents the components of the beginning of period and end of period cash, cash equivalents and restricted cash reported within the condensed consolidated statements of cash flows:

	For the Nine Months Ended September 30,
(in thousands)	2019	2018
Beginning of period:
Cash and cash equivalents	$10,008	$10,475
Restricted cash	7,030	8,541
Cash, cash equivalents and restricted cash	$17,038	$19,016
End of period:
Cash and cash equivalents	$26,372	$8,914
Restricted cash	10,725	6,816
Cash, cash equivalents and restricted cash	$37,097	$15,730
10. COMMITMENTS AND CONTINGENCIES
We and the Operating Partnership are not presently involved in any material litigation nor, to our knowledge, is any material litigation threatened against us or our investments.
Environmental Matters
A majority of the properties we acquire are subject to environmental reviews either by us or the previous owners. In addition, we may incur environmental remediation costs associated with certain land parcels we may acquire in connection with the development of the land. We have acquired certain properties in urban and industrial areas that may have been leased to or previously owned by commercial and industrial companies that discharged hazardous materials. We may purchase various environmental insurance policies to mitigate our exposure to environmental liabilities. We are not aware of any environmental liabilities that we believe would have a material adverse effect on our business, financial condition, or results of operations as of September 30, 2019.
11. SEGMENT FINANCIAL INFORMATION
Our four reportable segments are office, retail, multi-family and industrial. Factors used to determine our reportable segments include the physical and economic characteristics of our properties and the related operating activities. Our chief operating decision makers rely primarily on net operating income to make decisions about allocating resources and assessing segment performance. Net operating income is the key performance metric that captures the unique operating characteristics of each segment. Items that are not directly assignable to a segment, such as certain corporate items, are not allocated but reflected as reconciling items.
The following table reflects our total assets by business segment as of September 30, 2019 and December 31, 2018:

	As of
(in thousands)	September 30, 2019	December 31, 2018
Assets:
Office (1)	$551,573	$724,875
Retail	660,838	671,007
Multi-family	178,169	—
Industrial	191,675	111,230
Corporate	90,864	73,990
Total assets	$1,673,119	$1,581,102

(1)	As of September 30, 2019. Amount includes properties classified as held for sale. Refer to “Note 3” for further detail.

The following table sets forth the financial results by segment for the three and nine months ended September 30, 2019 and 2018:
໿

(in thousands)	Office	Retail	Multi-family	Industrial	Consolidated
For the Three Months Ended September 30, 2019
Rental revenues	$20,470	$17,422	$2,945	$3,358	$44,195
Rental expenses	(8,916)	(4,323)	(1,441)	(680)	(15,360)
Net operating income	$11,554	$13,099	$1,504	$2,678	$28,835
Real estate-related depreciation and amortization	$6,281	$4,547	$2,008	$1,637	$14,473
For the Three Months Ended September 30, 2018
Rental revenues	$28,795	$18,497	$—	$2,213	$49,505
Rental expenses	(10,622)	(4,124)	—	(446)	(15,192)
Net operating income	$18,173	$14,373	$—	$1,767	$34,313
Real estate-related depreciation and amortization	$8,714	$4,935	$—	$1,312	$14,961
For the Nine Months Ended September 30, 2019
Rental revenues	$74,383	$52,938	$2,945	$9,385	$139,651
Rental expenses	(29,174)	(12,986)	(1,441)	(2,044)	(45,645)
Net operating income	$45,209	$39,952	$1,504	$7,341	$94,006
Real estate-related depreciation and amortization	$21,268	$15,606	$2,008	$4,579	$43,461
For the Nine Months Ended September 30, 2018
Rental revenues	$79,480	$55,387	$—	$5,554	$140,421
Rental expenses	(32,347)	(12,934)	—	(1,034)	(46,315)
Net operating income	$47,133	$42,453	$—	$4,520	$94,106
Real estate-related depreciation and amortization	$24,709	$15,608	$—	$2,885	$43,202
We consider net operating income to be an appropriate supplemental performance measure and believe net operating income provides useful information to our investors regarding our financial condition and results of operations because net operating income reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, net operating income should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our net operating income may not be comparable to that of other real estate companies, as they may use different methodologies for calculating net operating income. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance.

The following table is a reconciliation of our reported net income (loss) attributable to common stockholders to our net operating income for the three and nine months ended September 30, 2019 and 2018:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(in thousands)	2019	2018	2019	2018
Net income (loss) attributable to common stockholders	$7,291	$(3,465)	$88,292	$(1,985)
Debt-related income	(35)	(170)	(193)	(514)
Real estate-related depreciation and amortization	14,473	14,961	43,461	43,202
General and administrative expenses	2,181	2,076	6,325	6,888
Advisory fees, related party	3,523	3,877	9,887	11,132
Impairment of real estate property	113	6,600	113	13,400
Interest expense	11,764	12,166	37,074	35,704
Gain on sale of real estate property	(10,890)	(1,398)	(96,530)	(13,832)
Gain on extinguishment of debt and financing commitments, net	—	—	(1,002)	—
Other (income) expenses	(131)	(42)	(156)	272
Net income (loss) attributable to noncontrolling interests	546	(292)	6,735	(161)
Net operating income	$28,835	$34,313	$94,006	$94,106
12. SUBSEQUENT EVENTS
Acquisition Under Contract
On October 23, 2019, we entered into a contract to acquire a multi-family property located in Sandy Springs, Georgia with a purchase price of approximately $117.0 million. There can be no assurance that we will complete the acquisition of the property under contract.
Disposition of Property
On October 25, 2019, we sold to an unrelated third party an office property located in Dublin, California (“Park Place 1”) that was classified as held for sale as of September 30, 2019, for gross proceeds of approximately $78.3 million. Our accounting basis (net of accumulated depreciation and amortization) for this real estate property as of the closing date was approximately $62.6 million.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
References to the terms “we,” “our,” or “us” refer to Black Creek Diversified Property Fund Inc. and its consolidated subsidiaries. The following discussion and analysis should be read together with our unaudited condensed consolidated financial statements and notes thereto included in this Quarterly Report on Form 10-Q.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Quarterly Report on Form 10-Q includes certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Such forward-looking statements relate to, without limitation, our future capital expenditures, distributions, acquisitions and dispositions (including the amount and nature thereof), other developments and trends of the real estate industry, business strategies, and the expansion and growth of our operations. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are subject to a number of assumptions, risks and uncertainties which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are generally identifiable by the use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “continue,” or the negative of these words, or other similar words or terms. Readers are cautioned not to place undue reliance on these forward-looking statements.
Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•	the impact of macroeconomic trends, such as the unemployment rate and availability of credit, which may have a negative effect on the following, among other things:

•	the fundamentals of our business, including overall market occupancy, tenant space utilization, and rental rates;

•
the financial condition of our tenants, some of which are financial, legal and other professional firms, our lenders, and institutions that hold our cash balances and short-term investments, which may expose us to increased risks of breach or default by these parties; and

•	the value of our real estate assets, which may limit our ability to dispose of assets at attractive prices or obtain or maintain debt financing secured by our properties or on an unsecured basis;

•
general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants’ financial condition, and competition from other developers, owners and operators of real estate);

•	our ability to effectively raise and deploy proceeds from our ongoing public offerings;

•	risks associated with the demand for liquidity under our share redemption program and our ability to meet such demand;

•
risks associated with the availability and terms of debt and equity financing and the use of debt to fund acquisitions and developments, including the risk associated with interest rates impacting the cost and/or availability of financing;

•	the business opportunities that may be presented to and pursued by us, changes in laws or regulations (including changes to laws governing the taxation of real estate investment trusts (“REITs”));

•	conflicts of interest arising out of our relationships with Black Creek Diversified Property Advisors Group LLC (the “Sponsor”), the Advisor, and their affiliates;

•	changes in accounting principles, policies and guidelines applicable to REITs;

•	environmental, regulatory and/or safety requirements; and

•	the availability and cost of comprehensive insurance, including coverage for terrorist acts.
For further discussion of these and other factors, see Item 1A, “Risk Factors” in our 2018 Form 10-K, as supplemented by our Quarterly Reports on Form 10-Q. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

OVERVIEW
General
Black Creek Diversified Property Fund Inc. is a NAV-based perpetual life REIT that was formed on April 11, 2005, as a Maryland corporation. We are primarily focused on investing in and operating a diverse portfolio of real property. As of September 30, 2019, our real estate portfolio consisted of 48 properties, which includes two properties classified as held for sale and seven properties that are part of the DST Program (as defined below), totaling approximately 8.6 million square feet located in 19 markets throughout the U.S.
We have operated and elected to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2006, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. We utilize an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) organizational structure to hold all or substantially all of our assets through the Operating Partnership.
As a NAV-based perpetual life REIT, we intend to conduct ongoing public primary offerings of our common stock on a perpetual basis. We also intend to conduct an ongoing distribution reinvestment plan offering for our stockholders to reinvest distributions in our shares. From time to time, we intend to file new registration statements on Form S-11 with the SEC to register additional shares of common stock so that we may continuously offer shares of common stock pursuant to Rule 415 under the Securities Act. During the nine months ended September 30, 2019, we raised $125.4 million of gross proceeds from the sale of common stock in our ongoing public primary offerings and $15.3 million from the sale of common stock under our distribution reinvestment plan. See “Note 6 to the Condensed Consolidated Financial Statements” for more information about our public offerings.
Additionally, we have a program to raise capital through private placement offerings by selling beneficial interests in specific Delaware statutory trusts holding real properties (the “DST Program”). These private placement offerings are exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act. We anticipate that these interests may serve as replacement properties for investors seeking to complete like-kind exchange transactions under Section 1031 of the Code. Similar to our prior private placement offerings, we expect that the DST Program will give us the opportunity to expand and diversify our capital raise strategies by offering what we believe to be an attractive and unique investment product for investors that may be seeking replacement properties to complete like-kind exchange transactions under Section 1031 of the Code. During the nine months ended September 30, 2019, we sold $151.5 million of interests related to the DST Program.
We currently operate in four reportable segments: office, retail, multi-family and industrial. The following table summarizes our real estate portfolio (including properties classified as held for sale) by segment as of September 30, 2019:

($ and square feet in thousands, except for per square foot data)	Number of Markets (1)	Number of Properties	Rentable Square Feet	% of Total Rentable Square Feet	Average Effective Annual Base Rent per Square Foot (2)	% Leased	Aggregate Fair Value	% of Aggregate Fair Value
Office properties	9	11	2,414	28.0%	$32.99	85.6%	$865,900	40.5%
Retail properties	7	27	3,009	34.9	18.96	94.1	873,050	40.9
Multi-family properties	2	2	530	6.1	25.10	88.1	182,750	8.6
Industrial properties	8	8	2,678	31.0	4.79	100.0	214,600	10.0
Total real estate portfolio	19	48	8,631	100.0%	$18.21	93.2%	$2,136,300	100.0%

(1)
Reflects the number of unique markets by segment and in total. As such, the total number of markets does not equal the sum of the number of markets by segment as certain segments are located in the same market.

(2)
Amount calculated as total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis) per the terms of the lease, divided by total lease square footage as of September 30, 2019.

We will continue to focus our investment activities on expanding a high-quality, diversified real estate portfolio throughout the U.S. Although we generally target investments in four primary property categories (office, retail, multi-family and industrial), our charter and bylaws do not preclude us from investing in other types of commercial property, real estate debt, or real estate-related equity securities. Our near-term investment strategy is likely to prioritize new investments in the industrial and multi-family sectors due to attractive fundamental conditions. We have been focused on selling certain office and retail assets. The disposition of these properties has helped us to increase our current allocation to multi-family and industrial real estate assets and liquidity to pursue new investment opportunities. However, there can be no assurance that we will be successful in this investment strategy, including with respect to any particular asset class. To a lesser extent we may invest in other types of real estate including, but not limited to, hospitality, medical offices, student housing and unimproved land. We currently do not intend to invest in these other types of real estate. Additionally, to provide diversification to our portfolio, we may continue to invest in real estate-related debt, which will generally include mortgage loans secured by real estate, mezzanine debt and other related investments. Any investments in real estate-related securities generally will focus on equity issued by public and private real estate companies and certain other securities, with the primary goal of such investments being the preservation of liquidity in support of our share redemption program.
Net Asset Value
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. One fundamental element of the valuation process, the valuation of our real property portfolio, is managed by Altus Group U.S., Inc., an independent valuation firm (the “Independent Valuation Firm”) approved by our board of directors, including a majority of our independent directors. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. As part of this process, our Advisor reviews the estimates of the values of our real property portfolio and real estate-related assets for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions (as needed, but at least once per year as part of their annual review, described below). Although our Independent Valuation Firm or other pricing sources may consider any comments received from us or our Advisor to their individual valuations, the final estimated values of our real properties or certain other assets and liabilities are determined by the Independent Valuation Firm or other pricing source. Our Independent Valuation Firm is available to meet with our board of directors to review valuation information as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate. Every month our senior management team and Altus hold an NAV committee meeting to review the prior month’s adjustments to NAV and discuss any possible changes to the NAV policies and procedures which may be recommended to the board of directors. The information reviewed by this committee is summarized for the audit committee. At least once each calendar year, our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures. With respect to the valuation of our properties, the Independent Valuation Firm provides the board of directors with periodic valuation reports. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it (i) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (ii) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures or the identity or role of the Independent Valuation Firm. See Exhibit 4.4 of this Quarterly Report on Form 10-Q for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the OP Units held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.
The following table sets forth the components of total NAV as of September 30, 2019 and December 31, 2018:

	As of
(in thousands)	September 30, 2019	December 31, 2018
Office properties	$865,900	$1,107,500
Retail properties	873,050	862,000
Multi-family properties	182,750	—
Industrial properties	214,600	128,400
Total real property investments	$2,136,300	$2,097,900
Cash and other assets, net of other liabilities	(178,213)	(42,576)
Debt obligations	(863,314)	(1,004,117)
Aggregate Fund NAV	$1,094,773	$1,051,207
Total Fund Interests outstanding	148,907	141,334
The following table sets forth the NAV per Fund Interest as of September 30, 2019:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
Monthly NAV	$1,094,773	$33,552	$143,495	$24,479	$309,444	$507,986	$75,817
Fund Interests outstanding	148,907	4,564	19,518	3,330	42,089	69,094	10,312
NAV Per Fund Interest	$7.35	$7.35	$7.35	$7.35	$7.35	$7.35	$7.35

When the fair value of our real estate assets is calculated for the purposes of determining our NAV per share, the calculation is done using widely accepted methodologies and, as appropriate, the GAAP principles within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit.
Our valuation procedures, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. Most significantly, the valuation of our real estate assets, which is the largest component of our NAV calculation, is provided to us by the Independent Valuation Firm on a monthly basis. For GAAP purposes, these assets are generally recorded at depreciated or amortized cost. In addition, we value our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Other examples that will cause our NAV to differ from our GAAP net book value include the straight-lining of rent, which results in a receivable for GAAP purposes that is not included in the determination of our NAV. Third party appraisers may value our individual real estate assets using appraisal standards that deviate from fair value standards under GAAP. The use of such appraisal standards may cause our NAV to deviate from GAAP fair value principles. We did not develop our valuation procedures with the intention of complying with fair value concepts under GAAP and, therefore, there could be differences between our fair values and the fair values derived from the principal market or most advantageous market concepts of establishing fair value under GAAP.
Under GAAP, we record liabilities for ongoing distribution fees (i) that we currently owe the Dealer Manager under the terms of our Dealer Manager agreement and (ii) for an estimate that we may pay to the Dealer Manager in future periods for shares of our common stock. As of September 30, 2019, we estimated approximately $13.3 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.
We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program, our ability to redeem shares under our share redemption program and our ability to suspend or terminate our share redemption program at any time. Our NAV generally does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.
Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.
The valuation for our real properties as of September 30, 2019 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. The aggregate real property valuation of $2.14 billion compares to a GAAP basis of real properties, including assets held for sale, (net of intangible lease liabilities and before accumulated amortization and depreciation) of $1.99 billion, representing an increase of approximately $150.0 million, or 7.5%. Certain key assumptions that were used by the Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Multi-family	Industrial	Weighted-Average Basis
Exit capitalization rate	6.40%	6.39%	5.50%	5.99%	6.29%
Discount rate / internal rate of return (“IRR”)	7.08%	6.87%	7.09%	6.88%	6.98%
Annual market rent growth rate	3.01%	2.96%	3.00%	2.90%	2.99%
Average holding period (years)	10.0	10.0	10.0	10.0	10.0
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Multi-family	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.87%	2.43%	2.97%	2.88%	2.70%
	0.25% increase	(2.65)%	(2.24)%	(2.71)%	(2.64)%	(2.49)%
Discount rate (weighted-average)	0.25% decrease	2.06%	1.91%	1.95%	1.95%	1.98%
	0.25% increase	(2.01)%	(1.87)%	(1.90)%	(1.91)%	(1.93)%

The valuation of our debt obligations as of September 30, 2019 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the September 30, 2019 valuation was 3.60%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 25 basis points would increase the fair value of our debt obligations by approximately 0.18%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 25 basis points would decrease the fair value of our debt obligations by approximately 0.63%.
Our hedge instruments are valued based on market expectations of future interest rates (the “forward interest rate curve”). All else equal, an upward shift in the forward interest rate curve would increase the value of our current hedge positions, resulting in a positive impact to our NAV, and a downward shift in the forward interest rate curve would decrease the value of our current hedge positions, resulting in a negative impact to our NAV.
Fund Performance
Our NAV decreased from $7.44 per share as of December 31, 2018 to $7.35 per share as of September 30, 2019. The largest driver of this decline was associated with the interest rate yield curve shifting significantly since year-end as evidenced by the 10-year treasury yield dropping by over 100 basis points, which lowered the market value of our interest rate derivative instruments. Notwithstanding any mark to market gains or losses, the value of these instruments will eventually revert to par upon maturity assuming they are held to maturity as currently intended.
The impact of interest rates on our NAV has been more noticeable this year given the volatility of interest rates. The fluctuation of interest rates primarily impacts how our hedge and debt instruments are valued in calculating our NAV. The following table summarizes the impact of interest rates on our Class I share return:

(as of September 30, 2019)	Trailing Three-Months (1)	Year-to-Date (1)	One-Year (Trailing 12-Months) (1)	Three-Year Annualized (2)	Five-Year Annualized (2)	Since NAV Inception Annualized (2)(3)
Class I Share Return	2.04%	2.71%	2.56%	4.44%	5.73%	6.53%
Class I Share Return (excluding hedge and debt instruments) (4)	2.16%	4.22%	5.17%	4.39%	5.94%	6.67%
Difference	(0.12)%	(1.51)%	(2.61)%	0.05%	(0.21)%	(0.14)%

(1)
Performance is measured by total return, which includes income and appreciation (i.e., changes in NAV and distributions) and reinvestment of all distributions (“Total Return”) for the respective time period. Past performance is not a guarantee of future results. Performance data quoted above is historical for Class I shares only. Performance is different for other share classes. Current performance may be higher or lower than the performance data quoted.

(2)	Represents the return, which if achieved each year during the respective time period and compounded annually, would produce the Total Return for the respective time period.

(3)
NAV inception is September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return.

(4)
Amounts presented are based on adjusted NAVs calculated as if we had not ever marked our hedge or debt instruments to market. The adjusted NAVs include the incremental impacts to advisory fees and performance fees; however, the adjusted NAVs are not assumed to have impacted any share purchase or redemption. For purposes of calculating fund performance, transactions were assumed to occur at the adjusted NAVs.

Additionally, the disposition of 655 Montgomery in May 2019 resulted in a notable decline in our NAV, whereby the contracted sales price, net of selling costs and customary closing credits and provisions, was lower than the fair value at which we were carrying the asset in accordance with our NAV calculation and valuation procedures. Consistent with our valuation procedures, certain purchase price adjustments and one-time transaction costs related to this disposition were recognized in our NAV calculation upon the transaction becoming probable. The gross sales price of 655 Montgomery was approximately $191.5 million, before selling costs and customary closing credits and provisions. As of the date of closing, our aggregate cost basis (before accumulated amortization and depreciation) in 655 Montgomery was approximately $135.2 million. The timing of valuation changes recorded in our NAV will not necessarily correlate with the changes recorded on our condensed consolidated financial statements prepared pursuant to GAAP.

RESULTS OF OPERATIONS
Summary of 2019 Activities
During the nine months ended September 30, 2019, we completed the following activities:

•
We acquired three industrial properties (Tri-County Distribution Center, Florence Logistics Center and World Connect Logistics Center) comprising 1.1 million square feet for an aggregate purchase price of approximately $83.3 million. Additionally, we acquired two multi-family properties (The Daley and Juno Winter Park) comprising 601 units for an aggregate purchase price of approximately $179.9 million.

•
We sold three office properties (655 Montgomery, Rialto and Campus Road Office Center), one retail property (Holbrook) and two outparcels for net proceeds of approximately $178.0 million, which is net of the secured floating-rate debt repayment of approximately $83.1 million made in conjunction with the 655 Montgomery disposition. We recorded a net gain on sale of approximately $96.5 million.

•
We leased approximately 801,000 square feet, which included 257,000 square feet of new leases and 544,000 square feet of renewals. This leasing activity contributed to the increase in our real estate portfolio’s leased percentage from 90.6% as of December 31, 2018 to 93.2% as of September 30, 2019.

•
In January 2019, we amended and restated our existing senior unsecured credit agreements, aggregating $875.0 million, by entering into a $450.0 million line of credit and $525.0 million under our two term loans, for an aggregate $975.0 million of commitments.

•
We decreased our leverage ratio from 47.7% as of December 31, 2018, to 40.4% as of September 30, 2019. Our leverage ratio for reporting purposes is calculated as the outstanding principal balance of our property-level and corporate-level debt divided by the fair value of our real property and debt-related investments (determined in accordance with our valuation procedures).

•	We redeemed 11.3 million shares of common stock at a weighted-average purchase price of $7.35 per share for an aggregate amount of $82.8 million.

Results for the Three and Nine Months Ended September 30, 2019 Compared to the Same Periods in 2018
The following table summarizes our results of operations for the three and nine months ended September 30, 2019, as compared to the same periods in 2018. We evaluate the performance of consolidated operating properties we own and manage using a same store analysis because the population of properties in this analysis is consistent from period to period, thereby eliminating the effects of any material changes in the composition of the aggregate portfolio on performance measures. We have defined the same store portfolio to include consolidated operating properties owned for the entirety of both the current and prior reporting periods for which the operations had been stabilized. Other operating properties not meeting the same store criteria are reflected in the non-same store portfolio. The same store operating portfolio for the three-month periods presented below includes 42 properties totaling 6.8 million square feet owned as of July 1, 2018, which portfolio represented 79.3% of total rentable square feet as of September 30, 2019. The same store operating portfolio for the nine-month periods presented below includes 41 properties totaling approximately 6.5 million square feet owned as of January 1, 2018, which portfolio represented 75.2% of total rentable square feet as of September 30, 2019.

	For the Three Months Ended September 30,		Change		For the Nine Months Ended September 30,		Change
($ in thousands, except per square foot data)	2019	2018	$	%	2019	2018	$	%
Rental revenues:
Same store properties	$39,699	$39,774	$(75)	(0.2)%	$118,310	$115,543	$2,767	2.4%
Non-same store properties	4,496	9,731	(5,235)	(53.8)	21,341	24,878	(3,537)	(14.2)
Total rental revenues	44,195	49,505	(5,310)	(10.7)	139,651	140,421	(770)	(0.5)
Rental expenses:
Same store properties	(13,247)	(12,912)	(335)	(2.6)	(38,770)	(37,504)	(1,266)	(3.4)
Non-same store properties	(2,113)	(2,280)	167	7.3	(6,875)	(8,811)	1,936	22.0
Total rental expenses	(15,360)	(15,192)	(168)	(1.1)	(45,645)	(46,315)	670	1.4
Net operating income:
Same store properties	26,452	26,862	(410)	(1.5)	79,540	78,039	1,501	1.9
Non-same store properties	2,383	7,451	(5,068)	(68.0)	14,466	16,067	(1,601)	(10.0)
Total net operating income	28,835	34,313	(5,478)	(16.0)	94,006	94,106	(100)	(0.1)
Other income and (expenses):
Debt-related income	35	170	(135)	(79.4)	193	514	(321)	(62.5)
Real estate-related depreciation and amortization	(14,473)	(14,961)	488	3.3	(43,461)	(43,202)	(259)	(0.6)
General and administrative expenses	(2,181)	(2,076)	(105)	(5.1)	(6,325)	(6,888)	563	8.2
Advisory fees, related party	(3,523)	(3,877)	354	9.1	(9,887)	(11,132)	1,245	11.2
Impairment of real estate property	(113)	(6,600)	6,487	98.3	(113)	(13,400)	13,287	99.2
Interest expense	(11,764)	(12,166)	402	3.3	(37,074)	(35,704)	(1,370)	(3.8)
Gain on sale of real estate property	10,890	1,398	9,492	NM	96,530	13,832	82,698	NM
Gain on extinguishment of debt and financing commitments, net	—	—	—	—	1,002	—	1,002	100.0
Other income (expenses)	131	42	89	NM	156	(272)	428	NM
Total other income and (expenses)	(20,998)	(38,070)	17,072	44.8	1,021	(96,252)	97,273	NM
Net income	7,837	(3,757)	11,594	NM	95,027	(2,146)	97,173	NM
Net income attributable to noncontrolling interests	(546)	292	(838)	NM	(6,735)	161	(6,896)	NM
Net income attributable to common stockholders	$7,291	$(3,465)	$10,756	NM	$88,292	$(1,985)	$90,277	NM
Same store supplemental data:
Same store average percentage leased	92.4%	91.8%			91.4%	91.5%
Same store average annualized base rent per square foot	$19.22	$19.49			$19.92	$18.57

NM = Not meaningful

Rental Revenues. Rental revenues are comprised of rental income, straight-line rent, and amortization of above- and below-market lease assets and liabilities. Total rental revenues decreased by $5.3 million for the three months ended September 30, 2019, as compared to the same period in 2018, primarily due to a decrease in our non-same store portfolio rental revenues as a result of eleven dispositions since January 1, 2018, which was partially offset by seven acquisitions since that same date. Total rental revenues decreased by $0.8 million for the nine months ended September 30, 2019, as compared to the same period in 2018, primarily due to a decrease in our non-same store portfolio rental revenues as a result of our disposition activity, partially offset by our acquisition activity, as described above. The non-same store portfolio rental revenues decrease was partially offset by an increase in our same store portfolio rental revenues. Our same store portfolio rental revenues grew primarily due to an increase in percentage leased at our Park Place 1, 3 Second Street, Preston Sherry Plaza and CityView office properties, as well as the lease termination fee generated at our Venture Corporate Center office property. This was partially offset by vacancy at our Braintree and Durgin Square retail properties.
The following table presents the components of our consolidated rental revenues:

	For the Three Months Ended September 30,		Change		For the Nine Months Ended September 30,		Change
(in thousands)	2019	2018	$	%	2019	2018	$	%
Rental income	$41,111	$42,339	$(1,228)	(2.9)%	$125,882	$123,414	$2,468	2.0%
Straight-line rent	855	4,800	(3,945)	(82.2)	7,763	10,248	(2,485)	(24.2)
Amortization of above- and below-market intangibles	861	1,008	(147)	(14.6)	2,489	3,007	(518)	(17.2)
Other	1,368	1,358	10	0.7	3,517	3,752	(235)	(6.3)
Total rental revenues	$44,195	$49,505	$(5,310)	(10.7)%	$139,651	$140,421	$(770)	(0.5)%
Rental Expenses. Rental expenses include certain property operating expenses typically reimbursed by our tenants, such as real estate taxes, property insurance, property management fees, repair and maintenance, and include certain non-recoverable expenses, such as consulting services and roof repairs. Total rental expenses increased by $0.2 million for the three months ended September 30, 2019, as compared to the same period in 2018, primarily due to an increase in same store rental expenses as a result of higher real estate taxes at certain of our properties. This was partially offset by a decrease in non-same store rental expenses as a result of our disposition activity since January 1, 2018, which was partially offset by our acquisition activity, as described above. Total rental expenses decreased by $0.7 million for the nine months ended September 30, 2019, as compared to the same period in 2018, primarily due to a decrease in non-same store rental expenses as a result of our disposition activity since January 1, 2018, which was partially offset by our acquisition activity, as described above.
The following table presents the various components of our rental expenses:

	For the Three Months Ended September 30,		Change		For the Nine Months Ended September 30,		Change
(in thousands)	2019	2018	$	%	2019	2018	$	%
Real estate taxes	$5,905	$5,721	$184	3.2%	$17,748	$18,210	$(462)	(2.5)%
Repairs and maintenance	4,259	4,811	(552)	(11.5)	13,893	14,605	(712)	(4.9)
Utilities	1,616	2,070	(454)	(21.9)	4,814	5,388	(574)	(10.7)
Property management fees	1,082	1,110	(28)	(2.5)	3,213	3,236	(23)	(0.7)
Insurance	443	392	51	13.0	1,115	1,053	62	5.9
Other	2,055	1,088	967	88.9	4,862	3,823	1,039	27.2
Total rental expenses	$15,360	$15,192	$168	1.1%	$45,645	$46,315	$(670)	(1.4)%
Other Income and Expenses. The net amount of other expenses decreased by $17.1 million for the three months ended September 30, 2019, as compared to the same period in 2018, primarily as a result of an increase in gain recorded on the sale of real estate property of $9.5 million due to the sale of Campus Road Office Center in 2019, as well as a decrease of $6.5 million in impairments recorded. The net amount of other income increased by $97.3 million for the nine months ended September 30, 2019, as compared to the same period in 2018, primarily due to: (i) an increase in gain recorded on the sale of real estate property of $82.7 million due to the sale of 655 Montgomery, Rialto and Campus Road Office Center office properties in 2019; (ii) a decrease of $13.3 million in impairments recorded; (iii) a decrease of $1.2 million in advisory fees; and (iv) a net gain on extinguishment of debt and financing commitments of $1.0 million recorded in 2019. These drivers were partially offset by an increase in interest expense of $1.4 million that was primarily attributable to higher interest expense on financing obligations associated with an increase in the sale of interests related to our DST Program.

Segment Summary for the Three and Nine Months Ended September 30, 2019 Compared to the Same Periods in 2018
Our segments are based on our internal reporting of operating results used to assess performance based on the type of our properties. Our markets are aggregated into four reportable segments: office, retail, multi-family and industrial. These segments are comprised of the markets by which management and its operating teams conduct and monitor business. See “Note 11 to the Condensed Consolidated Financial Statements” for further information on our segments. Management considers rental revenues and net operating income (“NOI”) aggregated by segment to be the appropriate way to analyze performance. See “Additional Measures of Performance” below for detail regarding the use of NOI. The following table summarizes certain operating trends in our consolidated properties by segment:

	For the Three Months Ended September 30,		Change		For the Nine Months Ended September 30,		Change
($ in thousands, except per square foot data)	2019	2018	$	%	2019	2018	$	%
Rental revenues:
Office	$20,142	$19,644	$498	2.5%	$61,151	$57,165	$3,986	7.0%
Retail	17,400	17,917	(517)	(2.9)	52,771	53,873	(1,102)	(2.0)
Multi-family	—	—	—	—	—	—	—	—
Industrial	2,157	2,213	(56)	(2.5)	4,388	4,505	(117)	(2.6)
Total same store rental revenues	39,699	39,774	(75)	(0.2)	118,310	115,543	2,767	2.4
Non-same store properties	4,496	9,731	(5,235)	(53.8)	21,341	24,878	(3,537)	(14.2)
Total rental revenues	$44,195	$49,505	$(5,310)	(10.7)%	$139,651	$140,421	$(770)	(0.5)%
NOI:
Office	$11,553	$11,075	$478	4.3%	$35,681	$32,346	$3,335	10.3%
Retail	13,117	14,018	(901)	(6.4)	40,019	41,853	(1,834)	(4.4)
Multi-family	—	—	—	—	—	—	—	—
Industrial	1,782	1,769	13	0.7	3,840	3,840	—	—
Total same store NOI	26,452	26,862	(410)	(1.5)	79,540	78,039	1,501	1.9
Non-same store properties	2,383	7,451	(5,068)	(68.0)	14,466	16,067	(1,601)	(10.0)
Total NOI	$28,835	$34,313	$(5,478)	(16.0)%	$94,006	$94,106	$(100)	(0.1)%
Same store average percentage leased:
Office	85.8%	82.7%			84.3%	81.1%
Retail	94.1	96.5			94.1	96.7
Multi-family	—	—			—	—
Industrial	100.0	97.6			100.0	100.0
Same store average annualized base rent per square foot:
Office	$29.92	$28.01			$30.09	$26.96
Retail	18.23	18.19			18.39	18.10
Multi-family	—	—			—	—
Industrial	4.88	4.68			4.65	4.52
Office Segment. For the three months ended September 30, 2019, our office segment same store NOI increased $0.5 million as compared to the same period in 2018. This growth was driven by an increase in percentage leased primarily at our Park Place 1, 3 Second Street, Preston Sherry Plaza and CityView properties, which was partially offset by an increase in operating expenses at Park Place 1 and Bank of America Tower properties. For the nine months ended September 30, 2019, our office segment same store NOI increased $3.3 million as compared to the same period in 2018, primarily as a result of an increase in average percentage leased at our Park Place 1, 3 Second Street, Preston Sherry Plaza and CityView properties; the lease termination fee generated at our our Venture Corporate Center property; and a reduction in real estate tax and operating expense at two of our properties. This was partially offset by an increase in real estate tax at certain of our properties.
Retail Segment. For the three months ended September 30, 2019, our retail segment same store NOI decreased $0.9 million as compared to the same period in 2018, primarily due to a decrease in average percentage leased in our retail segment same store portfolio that was driven by vacancy at our Durgin Square and Braintree properties. For the nine months ended September 30, 2019, our retail segment same store NOI decreased $1.8 million as compared to the same period in 2018, primarily due to a decrease in average percentage leased in our retail segment same store portfolio that was driven by vacancy at our Durgin Square and Braintree properties; an early termination fee received at our Manomet property during the first quarter of 2018; and an increase in real estate tax and utilities at certain of our retail properties.

Multi-family Segment. Same store information is not provided for our multi-family segment due to the fact that all of our multi-family properties were acquired in 2019.
Industrial Segment. Our industrial segment same store NOI remained relatively constant between the periods under comparison.
ADDITIONAL MEASURES OF PERFORMANCE
Net Income and NOI
We define NOI as GAAP rental revenues less GAAP rental expenses. We consider NOI to be an appropriate supplemental performance measure and believe NOI provides useful information to our investors regarding our financial condition and results of operations because NOI reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the properties, such as real estate-related depreciation and amortization, general and administrative expenses, advisory fees, impairment charges, interest expense, gains on sale of properties, other income and expense, gains and losses on the extinguishment of debt and noncontrolling interests. However, NOI should not be viewed as an alternative measure of our financial performance since it excludes such items, which could materially impact our results of operations. Further, our NOI may not be comparable to that of other real estate companies, as they may use different methodologies for calculating NOI. Therefore, we believe net income, as defined by GAAP, to be the most appropriate measure to evaluate our overall financial performance. Refer to “Results of Operations—Results for the Three and Nine Months Ended September 30, 2019 Compared to the Same Periods in 2018” above for a reconciliation of our GAAP net (loss) income to NOI for the three and nine months ended September 30, 2019 and 2018.
Funds From Operations (“FFO”)
We believe that FFO, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, are useful supplemental performance measures that our management uses to evaluate our consolidated operating performance. However, this supplemental, non-GAAP measure should not be considered as an alternative to net income (loss) or to cash flows from operating activities as an indication of our performance and is not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity, and results of operations. In addition, other REITs may define FFO and similar measures differently and choose to treat potentially other accounting line items in a manner different from us due to specific differences in investment and operating strategy or for other reasons.
FFO. As defined by the National Association of Real Estate Investment Trusts (“NAREIT”), FFO is a non-GAAP measure that excludes certain items such as real estate-related depreciation and amortization. We believe FFO is a meaningful supplemental measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. By excluding gains or losses on the sale of assets, we believe FFO provides a helpful additional measure of our consolidated operating performance on a comparative basis. We use FFO as an indication of our consolidated operating performance and as a guide to making decisions about future investments.

The following unaudited table presents a reconciliation of GAAP net income to NAREIT FFO:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(in thousands, except per share data)	2019	2018	2019	2018
GAAP net income (loss) attributable to common stockholders	$7,291	$(3,465)	$88,292	$(1,985)
GAAP net income (loss) per common share—basic and diluted	$0.05	$(0.03)	$0.65	$(0.02)
Reconciliation of GAAP net income (loss) to NAREIT FFO:
GAAP net income (loss) attributable to common stockholders	$7,291	$(3,465)	$88,292	$(1,985)
Real estate-related depreciation and amortization	14,473	14,961	43,461	43,202
Impairment of real estate property	113	6,600	113	13,400
Gain on sale of real estate property	(10,890)	(1,398)	(96,530)	(13,832)
Noncontrolling interests’ share of net income (loss)	546	(292)	6,735	(161)
Noncontrolling interests’ share of NAREIT FFO	(805)	(1,276)	(3,008)	(3,229)
NAREIT FFO attributable to common stockholders—basic	10,728	15,130	39,063	37,395
NAREIT FFO attributable to OP Units	804	1,276	3,007	3,225
NAREIT FFO	$11,532	$16,406	$42,070	$40,620
Weighted-average shares outstanding—basic	138,063	128,506	135,877	128,269
Weighted-average shares outstanding—diluted	148,423	139,345	146,299	139,340
NAREIT FFO per common share—basic and diluted	$0.08	$0.12	$0.29	$0.29
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
Our primary sources of capital for meeting our cash requirements include debt financings, cash generated from operating activities, net proceeds from our public offerings, and asset sales. Our principal uses of funds are distributions to our stockholders, payments under our debt obligations, redemption payments, acquisition of properties and other investments, and capital expenditures. Over time, we intend to fund a majority of our cash needs, including the repayment of debt and capital expenditures, from operating cash flows and refinancings. As of September 30, 2019, we had approximately $129.7 million of borrowings maturing in the next 12 months. Of this amount, $127.0 million relates to a mortgage note secured by our 3 Second Street office property, which may be extended pursuant to two one-year extension options, subject to certain conditions. We expect to be able to repay our principal obligations over the next 12 months from operating cash flows and through refinancings.
The Advisor, subject to the oversight of our board of directors and, under certain circumstances, the investment committee or other committees established by our board of directors, will evaluate potential acquisitions or dispositions and will engage in negotiations with buyers, sellers and lenders on our behalf. Pending investment in property, debt, or other investments, we may decide to temporarily invest any unused proceeds from our public offerings in certain investments that are expected to yield lower returns than those earned on real estate assets. These lower returns may affect our ability to make distributions to our stockholders. Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from our public offerings, proceeds from the sale of assets, and undistributed funds from operations.
We believe that our cash on-hand, anticipated net offering proceeds, proceeds from our line of credit, and other financing and disposition activities should be sufficient to meet our anticipated future acquisition, operating, debt service, distribution and redemption requirements.

Cash Flows. The following table summarizes our cash flows for the following periods:

	For the Nine Months Ended September 30,
(in thousands)	2019	2018	$ Change
Total cash provided by (used in):
Operating activities	$35,653	$52,579	$(16,926)
Investing activities	(111,034)	645	(111,679)
Financing activities	95,440	(56,510)	151,950
Net increase (decrease) in cash, cash equivalents and restricted cash	$20,059	$(3,286)	$23,345
Net cash provided by operating activities decreased by approximately $16.9 million for the nine months ended September 30, 2019, compared to the same period in 2018, primarily as a result of a lease termination payment received at our Campus Road Office Center property during the nine months ended September 30, 2018, as well as a decrease in working capital including payment to the Advisor of the 2018 performance-based fee in 2019. There was no performance-based fee earned in 2017 that would have been paid in 2018. This was partially offset by an increase in property operations.
Net cash used in investing activities increased by approximately $111.7 million for the nine months ended September 30, 2019, compared to the same period in 2018, primarily due to our acquisition of our first multi-family properties (The Daley and Juno Winter Park) and an increase in capital expenditures for leasing and building improvements, which were partially offset by the proceeds received from the sale of three office properties, one retail property and two outparcels in 2019.
Net cash used in financing activities for the nine months ended September 30, 2018 of $56.5 million increased by approximately $152.0 million to net cash provided by financing activities for the nine months ended September 30, 2019 of $95.4 million. The change was primarily attributable to an increase in net offering activity from our DST Program and public offering, as well as a decrease in redemptions. These drivers were partially offset by a decrease in our net borrowing activity. The decrease in our borrowing activity was driven by repayment of a portion of our line of credit and repayment in full of mortgage notes that was partially offset by proceeds from additional borrowing under our term loan.
Capital Resources and Uses of Liquidity
In addition to our cash and cash equivalents balances available, our capital resources and uses of liquidity are as follows:
Line of Credit and Term Loans. As of September 30, 2019, we had an aggregate of $975.0 million of commitments under our credit agreements, including $450.0 million under our line of credit and $525.0 million under our two term loans. As of that date, we had: (i) approximately $73.0 million outstanding under our line of credit with a weighted-average effective interest rate of 3.42%; and (ii) $525.0 million outstanding under our term loans with a weighted-average effective interest rate of 3.22%, which were effectively fixed through the use of interest rate swaps.
The unused and available portions under our line of credit were $377.0 million and $217.6 million, respectively. Our $450.0 million line of credit matures in January 2023, and may be extended pursuant to two six-month extension options, subject to certain conditions, including the payment of an extension fee. Our $325.0 million term loan matures in January 2024, with no extension option available. Our $200.0 million term loan matures in February 2022, and may be extended pursuant to two one-year extension options, subject to certain conditions, including the payment of an extension fee. Our line of credit borrowings are available for general corporate purposes, including but not limited to the refinancing of other debt, payment of redemptions, acquisition and operation of permitted investments. Refer to “Note 4 to the Condensed Consolidated Financial Statements” for additional information regarding our line of credit and term loans.
LIBOR is expected to be discontinued after 2021. As of September 30, 2019, our line of credit, term loans and a $51.3 million mortgage note are our only indebtedness with initial maturity dates beyond 2021 that have exposure to LIBOR. The agreements governing the line of credit, term loans and a mortgage note provide procedures for determining a replacement or alternative base rate in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rate will be more or less favorable than LIBOR. We intend to monitor the developments with respect to the potential phasing out of LIBOR after 2021 and work with our lenders to seek to ensure any transition away from LIBOR will have minimal impact on our financial condition, but can provide no assurances regarding the impact of the discontinuation of LIBOR.
Mortgage Notes. As of September 30, 2019, we had property-level borrowings of approximately $266.5 million outstanding with a weighted-average remaining term of approximately 2.8 years. These borrowings are secured by mortgages or deeds of trust and related assignments and security interests in the collateralized properties, and had a weighted-average interest rate of 3.95%, which includes the effects of interest rate swap agreements related to a $51.3 million variable-rate mortgage note. Refer to “Note 4 to the Condensed Consolidated Financial Statements” for additional information regarding the mortgage notes.
Debt Covenants. Our line of credit, term loan and mortgage note agreements contain various property-level covenants, including customary affirmative and negative covenants. In addition, our line of credit and term loan agreements contain certain corporate level financial covenants, including leverage ratio, fixed charge coverage ratio, and tangible net worth thresholds. These covenants may limit our ability to incur additional debt, or to pay distributions. We were in compliance with our debt covenants as of September 30, 2019.
Offering Proceeds. For the nine months ended September 30, 2019, the amount of aggregate gross proceeds raised from our public offerings (including shares issued pursuant to the distribution reinvestment plan) was $140.7 million ($129.0 million net of direct selling costs).
Distributions. To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our real estate investment trust taxable income, determined without regard to the deduction for distributions paid and by excluding net capital gains. The payment of distributions is determined by our board of directors and may be adjusted at its discretion at any time. Distribution levels are set by our board of directors at a level it believes to be appropriate and sustainable based upon a review of a variety of factors including the current and anticipated market conditions, current and anticipated future performance and make-up of our investments, our overall financial projections and expected future cash needs. We intend to continue to make distributions on a monthly basis.
 The following table outlines sources used, as determined on a GAAP basis, to pay total gross distributions (which are paid in cash or reinvested in shares of our common stock through our distribution reinvestment plan) for the periods indicated below:

	Amount						Source of Distributions				Total Cash Flows from Operating Activities
(in thousands, except per share data)	Declared per Common Share (1)	Paid in Cash (2)		Reinvested in Shares		Total Distributions	Cash Flows from Operating Activities		Borrowings
2019
March 31	$0.09375	$8,442	62.8%	$4,997	37.2%	$13,439	$5,624	41.8%	$7,815	58.2%	$5,624
June 30	0.09375	8,615	62.5	5,180	37.5	13,795	13,795	100.0	—	—	14,819
September 30	0.09375	8,653	62.1	5,270	37.9	13,923	13,923	100.0	—	—	15,210
Total	$0.28125	$25,710	62.5%	$15,447	37.5%	$41,157	$33,342	81.0%	$7,815	19.0%	$35,653
2018
March 31	$0.09375	$8,367	63.6%	$4,789	36.4%	$13,156	$9,282	70.6%	$3,874	29.4%	$9,282
June 30	0.09375	8,358	64.0	4,710	36.0	13,068	13,068	100.0	—	—	28,734
September 30	0.09375	8,331	63.7	4,738	36.3	13,069	13,069	100.0	—	—	14,563
December 31	0.09375	8,382	63.5	4,814	36.5	13,196	13,196	100.0	—	—	14,937
Total	$0.37500	$33,438	63.7%	$19,051	36.3%	$52,489	$48,615	92.6%	$3,874	7.4%	$67,516

(1)
Amount reflects the total quarterly distribution rate, subject to adjustment for class-specific fees. Distributions were declared and paid as of monthly record dates. These monthly distributions have been aggregated and presented on a quarterly basis.

(2)
Includes other cash distributions consisting of: (i) distributions paid to OP Unit holders; (ii) regular distributions made to our former joint venture partners; and (iii) ongoing distribution fees paid to the Dealer Manager with respect to Class T, Class S and Class D shares.

For the three months ended September 30, 2019 and 2018, our FFO was $11.5 million, or 82.8% of our total distributions, and $16.4 million, or 125.5% of our total distributions, respectively. For the nine months ended September 30, 2019 and 2018, our FFO was $42.1 million, or 102.2% of our total distributions, and $40.6 million, or 103.4% of our total distributions, respectively. FFO is a non-GAAP operating metric and should not be used as a liquidity measure. However, management believes the relationship between FFO and distributions may be meaningful for investors to better understand the sustainability of our operating performance compared to distributions made. Refer to “Additional Measures of Performance” above for the definition of FFO, as well as a detailed reconciliation of our GAAP net income to FFO.

Redemptions. Below is a summary of redemptions and repurchases pursuant to our share redemption program for the nine months ended September 30, 2019 and 2018. Our board of directors may modify, suspend or terminate our current share redemption programs if it deems such action to be in the best interest of our stockholders. Refer to Part II, Item 2. “Unregistered Sales of Equity Securities and Use of Proceeds—Share Redemption Program” for detail regarding our share redemption program.

	For the Nine Months Ended September 30,
(in thousands, except for per share data)	2019	2018
Number of shares requested for redemption or repurchase	11,263	18,448
Number of shares redeemed or repurchased	11,263	18,448
% of shares requested that were redeemed or repurchased	100.0%	100.0%
Average redemption or repurchase price per share	$7.35	$7.46
We funded these redemptions from borrowings under our revolving line of credit. We generally repay funds borrowed from our revolving line of credit from a variety of sources including: operating cash flows in excess of our distributions, proceeds from our public offerings, proceeds from the disposition of properties, and other longer-term borrowings.
SUBSEQUENT EVENTS
Acquisition Under Contract
On October 23, 2019, we entered into a contract to acquire a multi-family property located in Sandy Springs, Georgia with a purchase price of approximately $117.0 million. There can be no assurance that we will complete the acquisition of the property under contract.
Disposition of Property
On October 25, 2019, we sold to an unrelated third party an office property located in Dublin, California (“Park Place 1”) that was classified as held for sale as of September 30, 2019, for gross proceeds of approximately $78.3 million. Our accounting basis (net of accumulated depreciation and amortization) for this real estate property as of the closing date was approximately $62.6 million.
CONTRACTUAL OBLIGATIONS
A summary of future obligations as of December 31, 2018 was disclosed in our 2018 Form 10-K. Except as otherwise disclosed in “Note 4 to the Condensed Consolidated Financial Statements” relating to our debt obligations, there were no material changes outside the ordinary course of business.
OFF-BALANCE SHEET ARRANGEMENTS
As of September 30, 2019, we had no material off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.
CRITICAL ACCOUNTING ESTIMATES
Our unaudited condensed consolidated financial statements have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our unaudited condensed consolidated financial statements requires significant management judgments, assumptions, and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our condensed consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. For a detailed description of our critical accounting estimates, see Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2018 Form 10-K. As of September 30, 2019, our critical accounting estimates have not changed from those described in our 2018 Form 10-K.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows, and optimize overall borrowing costs. To achieve these objectives, we plan to borrow on a fixed interest rate basis for longer-term debt and utilize interest rate swap agreements on certain variable interest rate debt in order to limit the effects of changes in interest rates on our results of operations. As of September 30, 2019, our debt instruments consisted of borrowings under our line of credit, term loans, and mortgage notes.
Fixed Interest Rate Debt. As of September 30, 2019, our fixed interest rate debt consisted of $139.5 million under our mortgage notes, which included a $51.3 million variable-rate mortgage note that we effectively fixed through the use of an interest rate swap until the designated cash flow hedge expires in July 2021; and $350.0 million of borrowings under our term loans that were effectively fixed through the use of interest rate swaps. In total, our fixed interest rate debt represented 56.6% of our total consolidated debt as of September 30, 2019. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed interest rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes could affect the fair value of our fixed interest rate debt. As of September 30, 2019, the fair value and the carrying value of our fixed interest rate debt was $488.3 million and $489.5 million, respectively. The fair value estimate of our fixed interest rate debt was estimated using a discounted cash flow analysis utilizing rates we would expect to pay for debt of a similar type and remaining maturity if the loans were originated on September 30, 2019. Given we generally expect to hold our fixed interest rate debt instruments to maturity or when they otherwise open up for prepayment at par, and the amounts due under such debt instruments should be limited to the outstanding principal balance and any accrued and unpaid interest at such time, we do not expect that the resulting change in fair value of our fixed interest rate debt instruments due to market fluctuations in interest rates, would have a significant impact on our operating cash flows.
Variable Interest Rate Debt. As of September 30, 2019, our consolidated variable interest rate debt consisted of $73.0 million of borrowings under our line of credit, $175.0 million of borrowings under our term loans and $127.0 million under our mortgage notes, which represented 43.4% of our total consolidated debt. Interest rate changes on our variable-rate debt could impact our future earnings and cash flows, but would not necessarily affect the fair value of such debt. As of September 30, 2019, we were exposed to market risks related to fluctuations in interest rates on $375.0 million of consolidated borrowings. A hypothetical 10% change in the average interest rate on the outstanding balance of our variable interest rate debt as of September 30, 2019, would change our annual interest expense by approximately $0.8 million.
Derivative Instruments. As of September 30, 2019, we had 15 outstanding derivative instruments with a total notional amount of $747.9 million. These derivative instruments were comprised of interest rate swaps and interest rate caps that were designed to mitigate the risk of future interest rate increases by either providing a fixed interest rate or capping the variable interest rate for a limited, pre-determined period of time. See “Note 4 to the Condensed Consolidated Financial Statements” for further detail on our derivative instruments. We are exposed to credit risk of the counterparty to our interest rate cap and swap agreements in the event of non-performance under the terms of the agreements. If we were not able to replace these caps or swaps in the event of non-performance by the counterparty, we would be subject to variability of the interest rate on the amount outstanding under our debt that is fixed or capped through the use of the swaps or caps, respectively.
ITEM 4. CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of September 30, 2019. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2019, our disclosure controls and procedures were effective.
Internal Control Over Financial Reporting
There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION
ITEM 1A. RISK FACTORS
There are no material changes to the risk factors disclosed in our 2018 Form 10-K, as supplemented by our Quarterly Report on Form 10-Q for the period ended June 30, 2019.
ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
Share Redemption Program
While stockholders may request on a monthly basis that we redeem all or any portion of their shares pursuant to our share redemption program, we are not obligated to redeem any shares and may choose to redeem only some, or even none, of the shares that have been requested to be redeemed in any particular month, in our discretion. In addition, our ability to fulfill redemption requests is subject to a number of limitations. As a result, share redemptions may not be available each month. Under our share redemption program, to the extent we choose to redeem shares in any particular month, we will only redeem shares as of the last calendar day of that month (each such date, a “Redemption Date”). Shares redeemed on the Redemption Date remain outstanding on the Redemption Date and are no longer outstanding on the day following the Redemption Date. Redemptions will be made at the transaction price in effect on the Redemption Date, except that shares that have not been outstanding for at least one year will be redeemed at 95% of the transaction price (an “Early Redemption Deduction”). The Early Redemption Deduction may be waived in certain circumstances including: (i) in the case of redemption requests arising from the death or qualified disability of the holder; (ii) in the event that a stockholder’s shares are redeemed because the stockholder has failed to maintain the $2,000 minimum account balance or (iii) with respect to shares purchased through our distribution reinvestment plan. To have his or her shares redeemed, a stockholder’s redemption request and required documentation must be received in good order by 4:00 p.m. (Eastern time) on the second to last business day of the applicable month. Settlements of share redemptions will be made within three business days of the Redemption Date. An investor may withdraw its redemption request by notifying the transfer agent before 4:00 p.m. (Eastern time) on the last business day of the applicable month.
The total amount of aggregate redemptions of Class T, Class S, Class D, Class I and Class E shares (based on the price at which the shares are redeemed) will be limited during each calendar month to 2% of the aggregate NAV of all classes as of the last calendar day of the previous quarter and in each calendar quarter will be limited to 5% of the aggregate NAV of all classes of shares as of the last calendar day of the previous calendar quarter; provided, however, that every month and quarter each class of our common stock will be allocated capacity within such aggregate limit to allow stockholders in such class to either (a) redeem shares (based on the price at which the shares are redeemed) equal to at least 2% of the aggregate NAV of such share class as of the last calendar day of the previous quarter, or, if more limiting, (b) redeem shares (based on the price at which the shares are redeemed) over the course of a given quarter equal to at least 5% of the aggregate NAV of such share class as of the last calendar day of the previous quarter (collectively referred to herein as the “2% and 5% limits”), which in the second and third months of a quarter could be less than 2% of the NAV of such share class. In the event that we determine to redeem some but not all of the shares submitted for redemption during any month, shares redeemed at the end of the month will be redeemed on a pro rata basis. Even if the class-specific allocations are exceeded for a class, the program may offer such class additional capacity under the aggregate program limits. Redemptions and pro rata treatment, if necessary, will first be applied within the class-specific allocated capacity and then applied on an aggregate basis to the extent there is remaining capacity. All unsatisfied redemption requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share redemption program, as applicable.
For both the aggregate and class-specific allocations described above, (i) provided that the share redemption program has been operating and not suspended for the first month of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for that month will carry over to the second month and (ii) provided that the share redemption program has been operating and not suspended for the first two months of a given quarter and that all properly submitted redemption requests were satisfied, any unused capacity for those two months will carry over to the third month. In no event will such carry-over capacity permit the redemption of shares with aggregate value (based on the redemption price per share for the month the redemption is effected) in excess of 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter (provided that for these purposes redemptions may be measured on a net basis as described in the paragraph below).

We currently measure the foregoing redemption allocations and limitations based on net redemptions during a month or quarter, as applicable. The term “net redemptions” means, during the applicable period, the excess of our share redemptions (capital outflows) over the proceeds from the sale of our shares (capital inflows). Net redemptions for the class-specific allocations will be based only on the capital inflows and outflows of that class, while net redemptions for the overall program limits would be based on capital inflows and outflows of all classes. Thus, for any given calendar quarter, the maximum amount of redemptions during that quarter will be equal to (i) 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter, plus (ii) proceeds from sales of new shares in this offering (including purchases pursuant to our distribution reinvestment plan) and the Class E distribution reinvestment plan offering since the beginning of the current calendar quarter. The same would apply for a given month, except that redemptions in a month would be subject to the 2% limit described above (subject to potential carry-over capacity), and netting would be measured on a monthly basis. With respect to future periods, our board of directors may choose whether the allocations and limitations will be applied to “gross redemptions,” i.e., without netting against capital inflows, rather than to net redemptions. If redemptions for a given month or quarter are measured on a gross basis rather than on a net basis, the redemption limitations could limit the amount of shares redeemed in a given month or quarter despite our receiving a net capital inflow for that month or quarter. In order for our board of directors to change the application of the allocations and limitations from net redemptions to gross redemptions or vice versa, we will provide notice to stockholders in a prospectus supplement or special or periodic report filed by us, as well as in a press release or on our website, at least 10 days before the first business day of the quarter for which the new test will apply. The determination to measure redemptions on a gross basis, or vice versa, will only be made for an entire quarter, and not particular months within a quarter.
Although the vast majority of our assets consist of properties that cannot generally be readily liquidated on short notice without impacting our ability to realize full value upon their disposition, we intend to maintain a number of sources of liquidity including (i) cash equivalents (e.g. money market funds), other short-term investments, U.S. government securities, agency securities and liquid real estate-related securities and (ii) one or more borrowing facilities. We may fund redemptions from any available source of funds, including operating cash flows, borrowings, proceeds from this offering and/or sales of our assets.
Should redemption requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than redeeming our shares is in the best interests of the company as a whole, then we may choose to redeem fewer shares than have been requested to be redeemed, or none at all. Further, our board of directors may modify, suspend or terminate our share redemption program if it deems such action to be in our best interest and the best interest of our stockholders. If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no redemption requests will be accepted for such month and stockholders who wish to have their shares redeemed the following month must resubmit their redemption requests. The above description of the share redemption program is a summary of certain of the terms of the share redemption program. Please see the full text of the share redemption program, which is incorporated by reference as Exhibit 4.2 to this Quarterly Report on Form 10-Q, for all the terms and conditions.
The table below summarizes the redemption activity for the three months ended September 30, 2019:

(shares in thousands)	Total Number of Shares Redeemed	Average Price Paid Per Share (1)	Total Number of Shares Redeemed as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Redeemed Pursuant to the Program (2)
For the Month Ended:
July 31, 2019	1,278	$7.30	1,278	—
August 31, 2019	1,203	7.30	1,203	—
September 30, 2019	1,189	7.32	1,189	—
Total	3,670	$7.31	3,670	—

(1)	Amount represents the average price paid to investors upon redemption.

(2)	We limit the number of shares that may be redeemed under the share redemption program as described above.

ITEM 5. OTHER INFORMATION
Distribution Reinvestment Plan Suitability Requirement
Pursuant to the terms of our distribution reinvestment plan (“DRP”), participants in the DRP must promptly notify us if at any time they fail to meet the current suitability requirements for making an investment in us.
The current suitability standards require that Class E stockholders participating in the DRP other than investors in Arizona, California, Ohio and Oregon have either:

•	a net worth (exclusive of home, home furnishings and automobiles) of $150,000 or more; or

•
a net worth (exclusive of home, home furnishings and automobiles) of at least $45,000 and had during the last tax year, or estimate that such investor will have during the current tax year, a minimum of $45,000 annual gross income.

The current suitability standards require that Class E stockholders participating in the DRP in Arizona, California, Ohio and Oregon have either:

•	a net worth (exclusive of home, home furnishings and automobiles) of $250,000 or more; or

•
a net worth (exclusive of home, home furnishings and automobiles) of at least $70,000 and had during the last tax year, or estimate that such investor will have during the current tax year, a minimum of $70,000 annual gross income.

In addition, Class E stockholders participating in the DRP in Ohio and Oregon must have a net worth of at least 10 times their investment in us and any of our affiliates. The current suitability standards for Class T, Class S, Class D and Class I stockholders participating in the DRP are listed in the section entitled “Suitability Standards” in our current Class T, Class S, Class D and Class I public offering prospectus on file at www.sec.gov and on our website at www.blackcreekdiversified.com.
Stockholders can notify us of any changes to their ability to meet the suitability requirements or change their DRP election by contacting us at Black Creek Diversified Property Fund Inc., Investor Relations, 518 17th Street, Suite 1700, Denver, Colorado 80202, Telephone: (303) 228-2200.

ITEM 6. EXHIBITS
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Exhibit Number	Description
3.1	Articles of Restatement. Incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed with the SEC on March 21, 2012.

3.2	Articles of Amendment (name change). Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on July 12, 2012.

3.3	Articles Supplementary (Class A shares). Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on July 12, 2012.

3.4	Articles Supplementary (Class W shares). Incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed with the SEC on July 12, 2012.

3.5	Articles Supplementary (Class I shares). Incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed with the SEC on July 12, 2012.

3.6	Certificate of Correction to Articles of Restatement. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on March 26, 2014.

3.7	Certificate of Correction to Articles of Restatement. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on August 30, 2016.

3.8
Articles of Amendment (revised terms of share classes). Incorporated by reference to Exhibit 3.8 to the Post-Effective Amendment No. 10 to Registration Statement on Form S-11 (File No. 333-197767) filed with the SEC on September 1, 2017.

3.9
Articles of Amendment (name change). Incorporated by reference to Exhibit 3.9 to the Post-Effective Amendment No. 10 to Registration Statement on Form S-11 (File No. 333-197767) filed with the SEC on September 1, 2017.

3.10
Seventh Amended and Restated Bylaws. Incorporated by reference to Exhibit 3.10 to the Post-Effective Amendment No. 10 to Registration Statement on Form S-11 (File No. 333-197767) filed with the SEC on September 1, 2017.

4.1
Fifth Amended and Restated Distribution Reinvestment Plan. Incorporated by reference to Appendix B to the Post-Effective Amendment No. 10 to Registration Statement on Form S-11 (File No. 333-197767) filed with the SEC on September 1, 2017.

4.2	Amended and Restated Share Redemption Program. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on October 13, 2017.

4.3
Statement regarding transfer restrictions, preferences, limitations and rights of holders of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates). Incorporated by reference to Exhibit 4.5 to the Post-Effective Amendment No. 10 to Registration Statement on Form S-11 (File No. 333-197767) filed with the SEC on September 1, 2017.

4.4	Valuation Procedures. Incorporated by reference to Exhibit 4.4 to the Quarterly Report on Form 10-Q filed with the SEC on August 12, 2019.

4.5	Multiple Class Plan. Incorporated by reference to Exhibit 4.5 to the Quarterly Report on Form 10-Q filed with the SEC on August 12, 2019.

10.1	Amended and Restated Advisory Agreement 2019. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC on August 12, 2019.

10.2	Seventh Amended and Restated Operating Partnership Agreement. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on January 7, 2019.

10.3
Eighth Amended and Restated Operating Partnership Agreement. Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-3D (File No. 333-230311), filed with the SEC on March 15, 2019.

10.4	Second Amended and Restated Credit and Term Loan Agreement. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on January 16, 2019.

10.5	Credit Agreement. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on January 16, 2019.

10.6
Purchase and Sale Contract between DPF 655 Montgomery LP and BCAL 655 Montgomery Property LLC, dated February 8, 2019. Incorporated by reference to Exhibit 10.36 to the Post-Effective Amendment No. 9 to the Registration Statement on Form S-11 (File No. 333-222630), filed with the SEC on April 16, 2019.

Exhibit Number	Description
10.7
Amendment No. 1 to the Eighth Amended and Restated Operating Partnership Agreement. Incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed with the SEC on August 12, 2019.

31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1*	Consent of Altus Group U.S., Inc.

101.1
The following materials from Black Creek Diversified Property Fund Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed on November 12, 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets; (ii) Condensed Consolidated Statements of Operations; (iii) Condensed Consolidated Statements of Comprehensive Income (Loss); (iv) Condensed Consolidated Statements of Equity; (v) Condensed Consolidated Statements of Cash Flows; and (vi) Notes to Condensed Consolidated Financial Statements.

_________________
*    Filed or furnished herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

November 12, 2019	By:	/s/ DWIGHT L. MERRIMAN III
Dwight L. Merriman III Managing Director, Chief Executive Officer (Principal Executive Officer)

November 12, 2019	By:	/s/ LAINIE P. MINNICK
Lainie P. Minnick Managing Director, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)